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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 10SB

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
    Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

                            San Vicente Group, Inc.
            (Exact name of registrant as specified in its charter)

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
                     Delaware                                           65-0983521
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(State or other jurisdiction of incorporation or          I.R.S. Employer Identification No.)
organization)


11601 Wilshire Boulevard, Suite 2250, Los Angeles, CA                     90025
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(Address of principal executive offices)                                (Zip Code)

Registrant's telephone number, including area code:                  (310) 477-1227
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Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class                                       Name of each exchange on which
to be so registered                                       each class is to be registered
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Securities to be registered pursuant to Section 12(g) of the Act:

                                          Common Stock
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                                        (Title of class)
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                INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item
1.       Business.

         Introduction to and history of San Vicente Group, Inc. ("SVGI") formerly GlobalEuroNet Group, Inc.

               SVGI provides merchant banking services to post-seed stage companies, primarily in the technology, medical technology and life sciences industries. These services primarily consist of financial advisory and corporate advisory services. In connection with securing these relationships and in furtherance of our activities we may also provide capital commitments to those companies where appropriate. In February 2001, SVGI formed a wholly-owned subsidiary, GEA Capital, Inc. for the purpose of obtaining a broker-dealer license and conducting our proposed merger and acquisition advisory and proposed securities placement activities. We do not intend to engage in any retail broker-dealer operations. We applied for our broker-dealer license in June 2001. We expect to receive that license before the end of 2001.

               We also seek to form joint ventures and strategic relationships with other institutions interested in exploring opportunities to bring expertise and capital to specific geographic areas and the technology, medical technology and life sciences industries.

               SVGI has extensive technical expertise, knowledge base and a growing international network of strategic relationships. Our mission is to identify and offer our merchant banking services to companies with experienced management teams that can generate superior risk-adjusted returns by creating sustainable competitive advantages and defensible barriers to entry. Furthermore, although we believe that some of our client companies may access the public equity markets, we will principally look to develop relationships with companies that can prosper independently of the public equity markets. Our objective is to identify and secure relationships with companies that can generate fees and superior returns based on reasonable financial projections and sound business models. We can provide no assurance that our efforts in connection with these merchant banking relationships will achieve any of our objectives. Please see our discussion under "Risk Factors" elsewhere in this document.

               We currently focus on seeking relationships with promising companies that can be positioned to take advantage of growth opportunities in Southern California, Southern Europe and Israel.

               SVGI was incorporated in Delaware as GlobalEuroNet Group, Inc. in January 2000 and changed its name to San Vicente Group in August 2001. Since its founding, SVGI has raised approximately $46,700,000 through a private placement of its common stock. In connection with developing our business, through June 30, 2001, we have invested approximately $13,800,000 in fifteen companies. At June 30, 2001, we retain interests in 11 companies after selling our interests in two companies at a profit and approximately half of another at a profit and we also recorded a 100% impairment on two investments and a partial impairment on another. To date, we have generated revenue from our merchant banking activities from these companies. We expect that we may be able to provide merchant banking services to up to one-third of the companies in this group over the next 12 to 18 months.

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               SVGI's principal office is located at 11601 Wilshire Blvd., Suite
         2250, Los Angeles, California 90025, U.S.A., telephone number: 310-477-1227. We also maintain representative offices at:

               . Via Parigi 11, 00185 Rome, Italy, telephone number: (39) (06) 4782-4951

               . Zion House, 41 Rothschild Blvd., Tel-Aviv, Israel, telephone number: (972) (3) 560-0111.

               We maintain a web site at www.Sanvicentegroup.com. Information contained on our web site is not incorporated by reference into this registration statement.

         SVGI's strategy

               SVGI currently intends to focus on securing relationships with post-seed stage companies that take advantage of the growth opportunities in Southern California, Southern Europe and Israel. We believe that post-seed stage companies are often better positioned to capitalize on our extensive network of strategic relationships. Furthermore, we believe that these post-seed stage companies typically have identifiable execution risk, such as the risk of being unable to develop, produce and market proven technology on an economically beneficial basis, as opposed to unknown product development or proof of concept risk.

               SVGI relies on the experience and contacts of our management team and our strategic relationships to identify potential merchant banking relationships. We specifically target for our advisory and other merchant banking services:

         [_] U.S. companies that want access to European markets;

         [_] European companies that want access to the U.S. markets; and

         [_] Israeli companies exporting advanced technologies to Western Europe and the United States.

               As part of our overall strategy, SVGI intends to offer merchant banking services in addition to contributed capital, where appropriate in our view, to companies with which we have secured relationships. As a result of their many years of experience in investment banking, commercial banking and senior management of growth companies, our personnel are qualified to offer services such as advice on negotiating the purchase of third-party entities, merger strategy and execution, capital structure and raising capital and other advisory services. We believe that by providing these services in a context of also being able to commit our own equity capital, we may be able to create a significant advantage in the marketplace and generate opportunities that may not otherwise be available to us.

         Merchant banking services

               We have the expertise to offer our targeted companies merchant banking services which they may need to execute their strategies. We intend to provide advice on financing and merger activities, strategy, branding and corporate structure. Our services

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         may also include advice relating to business and administrative development, technology, marketing, competitive research and other support services. Depending on the scope of the assignment we may provide some or all of these services.

         In order to provide some of our merchant banking services pending receipt of a broker-dealer license by GEA Capital, several of our officers are also registered representatives of International Capital Growth, a registered broker-dealer currently owned by GlobalNetFinancial.com ("GlobalNet"). GlobalNet owns 14.3% of SVGI (See-certain Relationships and Related Transactions)

         Joint ventures and strategic relationships

               SVGI has entered into joint ventures and strategic relationships with other institutions outside the United States that allow us to co-manage additional pools of capital in Europe and Israel. We also will seek to develop joint ventures and strategic relationships with institutions in and outside the United States that may allow us to offer merchant banking services. The institutions with which we develop relationships can also be used to identify further revenue opportunities for using our merchant banking expertise. In all of these ventures we intend to leverage our expertise in cross-border initiatives. We believe that continuing to enter into similar joint ventures and strategic relationships will create significant added value for our shareholders. For example, we have an agreement with a major European institution to pursue the formation and funding of an entity that will focus on developing relationships with Israeli and Israel-related technology companies.

         Capital contribution

               We intend to pursue post-seed stage opportunities, because we believe these companies are often better able to benefit from our strategic relationships and offer exposure to identifiable execution risk. This risk includes being unable to develop, produce and market proven technology on an economically beneficial basis, as opposed to unknown product development or proof-of-concept risk. We will look to align ourselves with companies that may provide us with merchant banking service fee income and that have:

               [_] Proven management teams with relevant expertise and direct experience

               [_] Products or services that create tangible value for customers or end-users

               [_]  Defensible and sustainable competitive advantages

               [_] Proprietary technology and intellectual property addressing real needs

               [_]  Reasonable projections and sound business models

               [_] Ability to benefit from and contribute to our resources and strategic relationships

               [_]  Ability to prosper independent of public equity markets

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               In the course of negotiating a relationship with these companies, we may seek representation on the board of directors or board of advisors of that company. We will look to provide other merchant banking services that will enable the company to grow and operate efficiently.

         Industry Focus

               We intend to focus our merchant banking activities on companies with business models that take advantage of knowledge-based growth opportunities with an emphasis on:

               [_]  Network Management and Infrastructure

               [_]  Application Software, Distribution and Outsourcing

               [_]  Nanotechnology

               [_]  Medical Technology and Life Sciences

               [_]  Rich Media: Content and Technology

               [_]  Telecommunications

               [_]  Applied Technology

               [_]  E-Solutions, Consulting and Information Technology Services

               As of June 30, 2001, our established relationships include two companies in the telecommunications industry, two in the rich media and services industry, one in the data storage industry, one in the medical technology industry and five in the e-solutions, consulting and information technology services industry. We have also established working relationships, which include an investment in two companies, with the understanding that they will provide us access to additional financial advisory and management consulting relationships. Please see "Merchant Banking Relationships" below.

         Geographic Focus

               SVGI specifically focuses on providing its services and, where appropriate, contributing capital to promising companies in Southern California, Southern Europe and Israel.

               [_] Southern California. SVGI's Los Angeles office includes six professionals with about 80 years of cumulative experience. Southern California is one of the largest venture capital markets in the United States, with a strong representation in connectivity infrastructure, wireless technologies, rich media and biotechnology industries. We believe that Southern California's dynamic environment will continue to present opportunities for growing, creative young companies that we believe can utilize our merchant banking services. Our management team has a well-established network of contacts in the Southern California market as a result of their years of experience as operating managers, investment bankers and consultants to

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                    private equity firms in the region.

               [_] Southern Europe. Our activities in Southern Europe are managed by two professionals with about 25 years of cumulative experience. We believe that Southern Europe is an increasingly important technology region, with strong expected growth focused in telecommunications, wireless technologies, software, enabling technologies and biotechnology. We further believe that our relationships and presence in Southern Europe will position us for additional growth.

               [_] Israel. We receive technology advisory services from Goren Capital Group Ltd., a Tel-Aviv based corporate finance firm. We believe that Goren Capital Group provides us with reliable access to advanced Israeli high technology companies. Goren Capital Group's principals have been technology entrepreneurs and investment bankers involved in managing some of Israel's largest mergers and acquisitions and public financings. Israel has one of the most highly educated and technically skilled workforces in the world. Companies, such as Microsoft, Motorola, Cisco and others maintain research and development efforts in Israel. Israel has the highest number of listed companies outside the United States and the third most patents per capita after the United States and Japan.

         Merchant banking relationships

               Our goal is to establish merchant banking relationships with post-seed companies that will generate attractive returns for our shareholders, especially if coupled with our equity capital. We believe post-seed companies will permit us to be better positioned to capitalize on and benefit from our network of strategic relationships than seed stage companies. It is our view that post-seed companies typically have identifiable execution risk, such as the risk of being unable to develop, produce and market proven technology on an economically beneficial basis. On the other hand, in our view, seed-stage companies have unknown product development and proof-of-concept risk which we will generally attempt to avoid.

               Our relationships with post-seed companies are likely to require substantial merchant banking services in addition to capital contribution. This will include management and marketing support, assistance with strategic alliances and access to skilled personnel. We may also choose to make capital contributions in early or later stage companies as an adjunct to or otherwise in connection with our focus on developing financial advisory, strategic consulting, financings, placements of securities and other merchant banking activities.

               The following is a summary of our capital contribution activity through June 30, 2001. As of June 30, 2001, we have contributed approximately $13,800,000 in 15 companies.

           [_]   eBrandSolutions.com LLC

               eBrandSolutions.com LLC is a Florida based firm focused on providing digital commerce solutions to small-to-medium enterprises in the Southeastern United States.

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         As outside consultants, eBrandSolutions.com reviews in-house programs in action and provides general counsel to either maintain current direction or change courses to energize and invigorate under-performing brands. eBrandSolutions.com drives partnerships, structures revenue opportunities, and provides media purchasing and public relations assistance. We made a capital contribution of $300,000 in eBrandSolutions.com, we own approximately 45% of the company and we hold one seat on the board of directors. We recorded an impairment loss for the total amount of this investment during June 2001.

           [_]   Broadband Storage

               Broadband Storage, based in Costa Mesa, California, has developed a network storage technology that uniquely bridges the gap between Network Attached Storage ("NAS") and Storage Area Network ("SAN") solutions. Broadband's proprietary technology, which integrates both hardware and software, provides the scalability and performance typically associated with SAN solutions while retaining the simplicity and cost-effectiveness of conventional NAS. The products offered by Broadband combine simplicity, affordability, performance and scalability ton solve customer needs on network storage technology. We made a capital contribution of $1,500,000 and own approximately 3.25% of Broadband Solutions. We have the right to appoint an observer to the board of directors.

           [_]   Cyberkey Econet Ltd.

               Cyberkey Econet Ltd. is a South African based corporate finance advisory firm targeting early stage, high-growth companies in Europe. Cyberkey provides investment banking and other advisory services to young companies seeking to access the capital markets in Europe and the United States. We made a capital contribution of $150,000 in Cyberkey, we own approximately 15% of the company, and we hold one seat on the board of directors.

           [_]   Infinilink Corp.

               Infinilink Corp., based in Irvine, California, develops high-speed digital communications and networking products for residential and small business applications. Infinilink markets its products to internet service providers, application service providers, local exchange carriers, DSLAM manufacturers, computer manufacturers, and other computer industry original equipment manufacturers. Infinilink outsources its manufacturing, fabrication and assembly functions to approved onshore and offshore contractors. We made a capital contribution of $1,600,000 in Infinilink, we own approximately 10% of the company, we hold one seat on the board of directors and also have the right to appoint an observer to that board.

           [_]   HighTower Technologies, Inc.


               HighTower Technologies, Inc. ("Hightower"), based in Irvine, California, is a technology and support company which provides comprehensive website building, hosting and management services for small businesses. HighTower's combination of hardware and software systems provides infrastructure in a reliable and expandable service platform on a requisite scale and at an affordable price for small businesses. As of September 30, 2000, the Company's cost method investments included $1,000,000 of common stock representing approximately 5% of the equity of an investee company, OhGolly.com.
         In October 2000 and February 2001, the Company provided secured debt financing to the investee totaling $850,000. In May 2001, the Company exchanged the secured debt in OhGolly.com of $850,000 for preferred and common stock and a note for $850,000 in a newly formed entity, Hightower Technologies, Inc. This restructuring resulted from the investee's default on loans to secured debt holders, including the company. The defaulted loans were settled in exchange for certain assets, which were contributed by the secured debt holders into Hightower. As a result of these transactions, the Company also recorded an impairment loss of $500,000 on its overall interest in the restructured investee company. The Company's stock ownership represents approximately 25% of the equity of Hightower (on a fully converted basis), and the Company accounts for this investment under the equity method of accounting.

         The preferred shares have voting rights which are preferred for certain stock transactions and otherwise equal to common shares, are convertible into an equal number of common stock at the option of the preferred shareholder or upon certain events defined in the stock purchase agreement, include a cumulative 8% annual divided and include a liquidation preference in an amount equal to $2.52 per share plus accrued and unpaid dividends.

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           [_]   OreX Computed Radiography Ltd.

               OreX Computed Radiography Ltd. is organized and based in Israel, commenced operations in February 1996. It designs, develops and manufactures innovative digital imaging systems for the dental and medical market. OreX currently has three U.S. Food and Drug Administration ("FDA") approved dental products and one medical product covered by five patents. OreX currently sells its products through a distributor network covering twenty-five countries. We made a capital contribution of $500,000 in OreX and own approximately 6.8% of the company.

           [_]   ADVFN.com plc

         ADVFN provides professional quality shares data to private investors from its website at www.advfn.com, its WAP services
                             -------------
         (http://mobile.advfn.com/wap/) and its interactive television channels
          ----------------------------
         with Telewest. It also provides education services through its wholly owned subsidiary, Success Events Limited (www.success-events.com). Since going live in the last quarter of 1999, ADVFN has quickly become a leader in its market. ADVFN floated on the Alternative Investment Market ("AIM") of the London Stock Exchange in March 2000. ADVFN has begun a strategy of international expansion and recently announced the opening of its French website at www.advfn.fr. We initially made a capital contribution of $565,000 in ADVFN.com for 2.3% of the equity of the company. As of June 30, 2001 we sold 42% of our interest in this company for $397,000. As of June 30, we own approximately 1.56% of ADVFN.

           [_]   The British Travel Agents' Accommodation Register Ltd.

               The British Travel Agents' Accommodation Register, also known as Ebookings, is a United Kingdom-based travel portal offering world-wide assistance with travel reservations (airline, hotel, car rental). The Company's written directory commenced circulation among British travel agents in February 1997. In 1998, the Company launched a CD-ROM edition of its directory. After establishing a funds transfer service designed to facilitate the process of securing payment for rooms and settlement of invoices, Ebookings launched its online web site in late August 1999. We made a capital contribution of $244,000 in British Travel Agents' Accommodation Register and own approximately 1.3% of the company.

           [_]   Cambury Investments plc

               Cambury Investments plc is a United Kingdom based company that provides equity capital for smaller companies that have potential for generating significant growth and profitability in the short to medium term. We invested $298,000 in January 2000 and sold our interest for approximately $500,000 in March 2000 at or about the time Cambury Investments was acquired by another company.

           [_]   Digital-Markets Ltd.

               Digital-Markets Ltd., based in the United Kingdom, a leading European Application

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         Service Provider focusing on the construction, deployment and hosting of B2B eMarketplaces. The Company is building and hosting the largest network of B2B auction sites in Europe with a solution making it easier and more cost effective for net market makers and corporate organizations to operate their own B2B marketplaces. Digital-Markets launched EuroSurplus.com, its own flagship B2B exchange, in March 2000, providing an online marketplace covering the pan-European market for used and surplus goods. We made a capital contribution of $399,000 in Digital-Markets and own approximately 2.0% of the company. We have the right to appoint one person to the board of directors and the right to appoint one person to participate in board meetings in a non-voting, observational capacity. During the nine months ended June 30, 2001, we recorded an impairment loss for the total amount of this investment.

           [_]   IPAXS Corp.

               IPAXS Corp., based in Tampa, Florida, manufactures standards-based, central-office grade, carrier-class internet protocol telephony equipment and solutions for long distance telephony, broadband local telephony and enterprise telephony applications. IPAXS is currently developing web-based end-user self-provisioning capabilities for local telephony services (dial tone using internet protocol) on broadband access networks such as digital subscriber lines. We made a capital contribution of $2,240,000 in IPAXS and own approximately 4.4% of the company.

           [_]   NeTune Communications, Inc.

               NeTune Communications, Inc., based in Los Angeles, California, is an integrated full-service communications company that offers a service designed to provide instant broadband connectivity to any location on the globe. NeTune provides its services on a secured private satellite network that can seamlessly integrate with any existing network infrastructure or intranet. NeTune began business in March 1999. We made a capital contribution of $2,000,000 in NeTune Communications and own approximately 3.5% of the company. We have the right to appoint one person to the board of directors and the right to appoint one person to participate in board meetings in a non-voting, observational capacity.

           [_]   ProSeed Venture Capital Fund Ltd.

               ProSeed Venture Capital Fund Ltd., based in Israel, is dedicated to making early stage investments in promising Israeli high technology companies. According to information provided by ProSeed, as of October 2000, ProSeed had investments in over twenty-six portfolio companies. We contributed $250,000 to purchase 1.5% of ProSeed. In establishing our relationship with ProSeed, we expect to have access to their portfolio companies and to be able to offer our merchant banking services to them.

           [_]   Softtechnet.com plc

               Softtechnet.com plc, based in the United Kingdom, is engaged in investing in early stage information technology and internet related companies. Softtechnet.com seeks to invest its capital in companies based in India, the United Kingdom and the United States. Softtechnet.com was acquired in July 2000 by NewMedia SPARK plc. We invested approximately $1,173,000 in Softtechnet.com in March 2000 and sold our interest for approximately $1,260,000 during October and November 2000. At the time of our

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         investment we expected to have a relationship similar to our relationship with ProSeed Venture Capital Fund Ltd.

           [_]   Wire One Technologies, Inc.

               Wire One Technologies, Inc. is a leading full-service provider of a complete range of video communications solutions, including Glowpoint, the first IP-based network dedicated to video communications. The company, which is the first video communications provider to receive Frost & Sullivan's Market Engineering Service Innovation Award, is a leading integrator for major video and voice communications manufacturers, including Accord Telecommunications, Cisco Systems, PictureTel Corporation, Polycom, Inc. RADVision, VCON and VTEL. The Glowpoint network utilizes an IP backbone and achieves last mile connectivity through a variety of solutions, including DSL, T1 and Optical Ethernet. Wire One's current customer base includes more than 2,500 companies with approximately 13,000 videoconferencing endpoints in the commercial, federal and state government, medical and education marketplaces and across the globe. We invested $740,000 in Wire One and own approximately .8% of the company.

         Strategic Relationships

               SVGI continues to pursue strategic relationships with other institutions interested in exploiting the opportunity to bring merchant banking services and expertise with occasional capital access to specific geographic areas or industries.

               Our current strategic relationships include:

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     [_]       NewMedia SPARK plc

          NewMedia SPARK plc is one of our founders and principal shareholders and owns approximately 8.5% of our outstanding shares. It is one of the leading European publicly traded technology investment companies. NewMedia SPARK invests in and advises early stage technology growth companies in Europe and India. NewMedia SPARK and SVGI have established a strategic relationship regarding merchant banking relationship opportunities. This relationship provides for the cross sharing of investment and transaction opportunities between NewMedia SPARK and SVGI. Furthermore, NewMedia Spark has tendered for all GlobalNet Financial.com shares, and announced that a majority of the shares of GlobalNet Financial.com have been tendered to them in that transaction. Following the completion of that transaction, NewMedia Spark will own 22.8% of our outstanding common stock.

     [_]       ProSeed Venture Capital Fund Ltd.

          ProSeed Venture Capital Fund Ltd., an Israel based seed fund, targets seed-stage Israeli high-tech companies. We believe this relationship will benefit us by providing access to those Israeli high technology companies on a post-seed basis as they seek management assistance and guidance in delivering products and services in the United States and Europe. We have contributed $250,000 for a 1.5% interest in this company.


Competition

          SVGI faces competition in finding and negotiating relationships from other advisory and consulting firms and individual investors and other capital providers, including investment banks and venture capital companies, seeking to invest in and provide services to technology and life sciences oriented businesses. In addition, we face competition from a wide variety of firms in providing merchant banking and other advisory services. Many of these competitors have vastly greater financial resources than we do, and many have established track records of successfully investing in businesses in the United States, Europe and elsewhere. Moreover, because we plan to offer merchant banking and other advisory services and equity capital, where appropriate, to technology- and life sciences-oriented companies, we will be subject to the intense competition that affects the technology and life sciences sectors in general. Our client companies will also face intense competition in their specific industries which could lead to the failure of

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some or all of them.

Employees

     SVGI employs a total of seven people in its Los Angeles headquarters on a permanent, full-time basis. In addition, we have engaged the services of two professionals to manage the affairs of our Rome, Italy representative office. We have also engaged the services of Goren Capital Group Ltd., a corporate finance firm, through which we receive technology advisory services in Tel-Aviv, Israel where senior consultants have been retained and are charged with identifying potential merchant banking relationships for SVGI in Israel.

Arrangement with Advicorp Ltd.

     SVGI entered into a memorandum of understanding with Advicorp Ltd., a U.K.- based corporate finance advisory company, in June 2000. Advicorp agreed to provide us with representative office accommodations in Rome, Italy and to provide support and services to the two professionals managing the affairs of our Rome representative office and our activities in Southern Europe.

                                 RISK FACTORS

     An investment in SVGI's securities involves significant risks. Persons buying our securities should carefully consider the risks described below and the other information in this registration statement including our financial statements and the related notes before deciding to purchase our securities. We can give no assurance that a trading market for our securities will develop. Even if one should develop, the trading price of our securities could decline due to any of these risks, and you could lose all or part of your investment.

We have had a limited operating history and have not yet generated substantial fees from our merchant banking services.

     We commenced business in early 2000. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business. Although our directors and executive officers have significant investment banking, merchant banking and other consulting experience, we have a limited track record on which investors may assess SVGI's prospects.

If we do not obtain a broker-dealer license we may not be able to efficiently perform all of the financial advisory services formulated in our business plan.

     We expect to provide all of our activities that may require a broker-dealer license within and outside the United States as well as conduct future mergers and acquisitions services through our subsidiary, GEA Capital Inc. In June 2001, we applied for a broker-dealer license on behalf of GEA Capital and expect to receive our authorization to operate as a licensed broker-dealer before the end of 2001. If we are delayed in obtaining regulatory approval we may be unable to provide all of the financial advisory services which we contemplate in the United States. In that event our ability to generate

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revenues from these services may be adversely affected.

If we are unable to secure merchant banking clients we may not succeed in fully developing our business plan and may generate losses.

     Although our management has extensive experience, our limited history and track record as a company may prevent us from securing merchant banking services. In that event we may be unable fully to implement our business plan and will incur losses from operations.

If we elect to commit capital in connection with securing merchant banking services, our investments in those companies are likely to be highly speculative, illiquid and subject to risks of complete loss.

     Although we believe that our ability to provide capital to early stage companies may provide us with a competitive advantage in securing merchant banking services, any capital we provide may be at risk for an indeterminable period and may be subject to complete loss.

Our business model has not been tested and may not be successful.

     Our business model of generating fee income by providing merchant banking services and, where appropriate, of providing capital to support those relationships is unproven. If we are unable to secure substantial fee income from our activities we may incur significant losses. If we secure relationships with companies that are not successful, any fee income which we generate may not offset losses of our capital.

If we lose the services of any of our officers and directors our operations and business may be materially and adversely affected.

     Because we are dependent on each of our current officers and directors, if we lose the services of any of them we may lose existing and future fee paying relationships. If we are unable to recruit experienced and talented replacements our business will be adversely affected and we may as a result incur operating losses. We currently have employment contracts with Christopher D. Jennings, our co-chief executive officer, Jay Matulich, our co-chief executive officer, John
M. Dalfonsi, our chief financial officer and Scott Harris, Vice President and Secretary. These contracts expire in or about April 2003. Intense competition exists for qualified personnel in the areas of our activities, and we may not be able to continue to attract and retain the personnel necessary for the development of our business.

We may require additional funding to pursue our business plan.

     It is possible that we will need substantial funds in the future in order to provide merchant banking services and to provide the personnel and support services that will be required. Although we intend to charge fees for our merchant banking services, they may not cover all of our funding requirements. As we continue our expansion and deploy our capital in connection with providing our services we may need to issue equity securities or incur substantial indebtedness to meet our funding requirements. If we are unable to issue securities or borrow on favorable terms, we may not be able to pursue our business strategy.

Future issuances of securities and borrowings may dilute shareholders' ownership interests, limit our flexibility and adversely affect the value of our securities.

     Our shareholders will not have pre-emptive or similar rights in relation to future issuances of equity securities. Any future issuance of securities may dilute ownership interests of current shareholders in SVGI and may have an adverse impact on the value of our securities. In addition, if we issue securities that are convertible into our common stock, the conversion of those securities may dilute a shareholder's ownership interest and have an adverse impact on the value of our securities. Finally, documents governing any indebtedness that we incur may include negative covenants and other provisions limiting our flexibility, thereby potentially reducing the value of our securities.

     Under our certificate of incorporation and bylaws, our board of directors has broad discretion to authorize the issuance of common stock without shareholder approval.

We may not be able to exercise control over business decisions made by the companies with which we have relationships.

     Although we generally intend to seek to provide merchant banking services to those companies in which we also have a significant equity interest, we cannot guarantee that we will actually acquire a significant equity interest and the right to participate in the management of the companies with which we have secured relationships. Moreover, even with a significant equity interest and participation in management, we may not be able to exercise adequate control over significant business decisions of these companies. To date, roughly half of our capital contributions involve the acquisition of less than five percent of the company's equity securities and no representation on the board of directors. Currently we do not exercise a significant degree of control over those company relationships in which we own a substantial percentage of equity or with respect to which we have the right to board representation.

     In the future, we may have shared control or no control over some of the companies with which we have relationships. As a result, day-to-day managerial decisions may be out of our control, and we may have limited or no influence over major decisions taken by those companies. Our inability to control or influence adequately could prevent us from assisting them, financially or otherwise, or could prevent us from liquidating our interests in them at a time or at a price that is favorable to us. These factors could hamper our to maximize returns and cause us to recognize losses.

There are a number of potential liabilities which may arise from our company relationships.

     Our representatives on boards of directors could render us vulnerable to lawsuits premised on the activities of those representatives or companies. Even if we are not directly liable for the activities of our representatives, we may have an obligation under our constituent documents to indemnify those representatives or other parties.

Our ability to liquidate investments in companies may be limited.

     We expect that any interests we acquire in companies will be restricted securities under applicable law. Our ability to liquidate any of these interests may be limited. Our strategy involves creating value for our shareholders and these companies by helping them grow and access the public and private capital markets. Although access by our clients to public and private capital markets may relax some of the limitations on our ability to liquidate our interests, we can provide no assurance that our companies will have access to public and private capital markets.

     While there has been a substantial number of high technology- and life science-related initial public offerings to date and numerous additional offerings are expected to be made in the future, the prospects for these offerings may be substantially and adversely affected by changing market conditions and other factors. We believe that market conditions affecting initial public offerings by technology and life science companies are not currently positive and we cannot predict when, or to what extent, conditions will change in the future. If the market for initial public offerings by technology- and life science-related companies were to weaken for an extended period of time, the ability of our client companies to grow and access the capital markets would be impaired. Many factors beyond our control, including general market, regulatory, contractual and other conditions, may negatively impact our ability to liquidate our interests.

We are dependent on the development of our targeted market segments.

     Because we have targeted technology and life sciences segments of the global economy, our success, and the success of our client companies, will depend on the development of these economic segments, which is uncertain. If the commercial success of these targeted segments does not develop, our merchant banking relationships may not succeed. A number of factors could prevent such successful development, including the unwillingness of businesses to shift from traditional processes to newly developed processes, the inadequate development of the necessary infrastructure for substantial growth of the targeted segments, increased government regulation or taxation of the targeted segments and availability of telecommunication services.

Some of our client companies may not be able to protect their technology.

     Some of our client companies may be unable to protect their proprietary rights and may infringe on the proprietary rights of others. We believe that some of our client companies are or will be inventing new ways of doing business. As part of this innovation, they will attempt to develop proprietary techniques, trademarks, processes and software. The complexity of international trade secret, copyright, trademark and patent law, coupled with the limited resources of these young companies and the demands of quick delivery to market of products and services, creates risks that the efforts of these companies to protect their technology will be inadequate. Additionally, the nature of new technology business frequently demands that considerable detail about a company's innovative processes and techniques be exposed to competitors, because technology often must be disclosed and explained in order to attract clients.

     It is likely that some of our client companies will license technology or other content from third parties, and it is possible that they could become subject to infringement actions based on the technology or other content licensed from those third parties. We expect that our client companies will usually obtain representations as to the origin and ownership of such licensed technology or other content; however, this may not adequately protect them. Any claims made against the proprietary rights, with or without merit, could subject those companies to costly litigation and the diversion of their technical and management personnel. If they are involved in litigation and their personnel are not effectively deployed, our client companies may incur expenses and losses and their ability to generate revenues may decrease. Any of these problems could reduce the value of our investment in our client companies and cause a reduction in the value of our securities.

Our resources and our ability to manage and provide services to our client companies may be strained as our operations expand.

     Our resources and ability to manage and provide services to our client companies may be strained as we expand our operations. Any investments we make may place significant strain on our resources, our ability to manage these relationships, and our ability to integrate them into a collaborative network. By making capital contributions to our clients, we subject ourselves to a number of these risks, including:

   .   the potential disruption of our ongoing support of our relationships, the potential distraction of our management, and the potential diversion of resources, which in each case may make it more difficult to maintain our standards, controls and procedures

   .   the potential for acquiring interests in companies in which we have little or no experience

   .   our potential inability to facilitate collaboration between existing relationships and new companies in which we acquire interests

Being able to attract and retain qualified managerial resources will be critical to our success and the success of our client relationships.

     Our success depends on our ability to hire and retain qualified key executive and other personnel in order to satisfy our operating needs and the managerial and oversight needs of our client relationships. Also, many of our client relationships are likely to be dependent on their ability to attract and retain talented executive and technical personnel. If one or more members of senior management or our board of directors, or of one or more of our client relationships, were to become unable or unwilling to continue in their business, our business or the business of our client companies could be disrupted or damaged.

Risks relating to the Investment Company Act.

     The Investment Company Act restricts the operations of companies that are deemed to be "investment companies". Generally, any company which owns investment securities with a value exceeding 40% of its total assets (excluding cash items and U.S. government securities) is deemed to be an "investment company" unless a particular exemption applies. A company may be required to register as an investment company if more than 45% of its total assets consists of and more than 45% of its income/loss and revenue attributable to it during the previous four quarters is derived from its ownership interests in companies which it does not control. Under the Investment Company Act, a company is presumed to control another company if it owns more than 25% of that company's voting securities. Many of our client relationships may not be majority-owned subsidiaries of SVGI, and we may own 25% or less of the voting securities of a number of our client companies.

     Depending on the character and value of our interests in our client companies and the income/loss and revenue attributable to those relationships, we could be subjected to regulation under the Investment Company Act. Because the Investment Company Act rules are inconsistent with our overall strategy, in these circumstances we could be required to take precautionary steps that could have adverse consequences for us. For example, in order to avoid having excess income from "non-controlled" interests, we might not sell minority interests which we would otherwise want to sell, or we might have to generate non-investment income by selling interests in other companies that we "control." We may also need to ensure that we retain more than a 25% ownership interest in a company after any equity offering, thereby limiting our ability to fully realize the value of successful investments. We may have to buy, sell or retain assets when we would otherwise wish not to do so. Additionally, we may have to acquire additional income or loss-generating, "controlling" interests in companies that we might not otherwise have acquired, or we may not be able to acquire "non-controlling" interests in companies that we would otherwise want to acquire. Finally, we might determine that it would be in our best interests to reincorporate in a foreign jurisdiction.

     Although we believe that we will qualify for an exemption under the Investment Company Act, no assurance can be given that the SEC will agree with this conclusion or that a court will agree, if the issue is ever litigated. If we were to be deemed an investment company, we would be prohibited from engaging in business or issuing our securities as we have in the past and might be subject to civil and criminal penalties for non-compliance. In addition, certain of our contracts might be voidable, and a court-appointed receiver could take control of us and liquidate our business.

Concerns regarding domestic and foreign securities regulation.

     Certain of our merchant banking activities in which we are engaging, or anticipate engaging in the future, may be subject to regulation under the securities laws of the United States or other countries. We intend that any such regulated activities will be conducted in the future through GEA Capital, if and when approved as a broker-dealer licensed by the SEC and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The securities industry in the United States is subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of the securities business, including, but not limited to, capital structure, record keeping and conduct of directors, officers, and employees.

     Our mode of operation and profitability may be directly affected by additional legislation, by changes in rules promulgated by the SEC, state regulators, the NASD, and other self-regulatory organizations, and by changes in the interpretation or enforcement of existing laws and rules.

     The SEC, the NASD, other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders, or suspend or expel a broker-dealer or any of its officers or employees. Our ability to comply with all applicable laws and rules will be largely dependent on its establishment and maintenance of a compliance system to ensure such compliance, as well as its ability to attract and retain qualified compliance personnel. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than the protection of creditors and shareholders of broker-dealers. We could be subject to disciplinary or other action due to claimed non-compliance in the future, which could seriously harm our business.

     We expect to offer merchant banking services to non-U.S. companies and residents. These activities could subject us to extensive regulation by securities and other regulators outside the United States. If we are unable to comply with these regulations in a cost-effective manner, our ability to expand our business internationally will be harmed.

We are subject to risks associated with out international operations.

     Our overseas business activities subject us to risks which include:

     .    changing regulatory requirements

     . legal uncertainty regarding foreign laws, tariffs and other trade barriers

     . international currency issues, including fluctuation in currency exchange rates and the conversion to the euro by countries in the European Union

     .    political instability

     .    cultural differences

     .    differing technology standards and Internet regulations

We may compete with our shareholders and client companies for financial opportunities, and they may have interests that conflict with our interests.

     NewMedia SPARK, which is publicly traded on the Alternative Investment Market of the London Stock Exchange, is a technology investment fund that invests in and advises early stage technology growth companies. Such competition may limit our ability to take advantage of certain business opportunities and may give rise to conflicts of interest. In pursuing its own interests, NewMedia SPARK may compete with us over business opportunities.

     Similar competition and conflicts of interest may arise with regard to our client companies. For example, some of our relationships include corporate finance advisory firms, investment funds and similar entities with which we may compete for business opportunities from time to time. Moreover, such conflicts of interest may extend to our officers and directors who serve in board or executive positions with our shareholders or client companies.

     We have not entered into formal agreements addressing how such conflicts are to be resolved. We may from time to time enter into agreements with shareholders or others on matters such as investment participation rights, but there can be no assurance that they will adequately address all potential conflicts that may arise. No assurance can be given that such conflicts of interest or the activities of our shareholders and client companies generally may not adversely affect us.

     Because certain of our shareholders own a substantial amount of our common stock, those shareholders will be able to exercise substantial influence on SVGI.

     NewMedia SPARK plc, National Bank Capital Partners, Inc. entities controlled by Dion Friedland and entities controlled by Steve Antebi own approximately 22.8%, 6%, 6.3% and 5.4%, respectively, of our common stock.
No other shareholder is known to own more than 5% of our outstanding common stock. The remaining 60% of our common stock is distributed among approximately 104 other shareholders. As a result of their ownership, these shareholders may be able to exercise substantial influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. They also may be able to block an unsolicited tender offer. Although these shareholders will not be in a position to exercise absolute control over SVGI, this concentration of ownership could delay or prevent a third party from acquiring control of us at a premium over the then-current market price of our common stock.

     In June 2001, NewMedia and GlobalNet announced that NewMedia would acquire GlobalNet Financial.com, subject to shareholder and regulatory approval and other conditions. If this transaction is completed, NewMedia will own 2,517,000 shares or about 22.5% of our outstanding common stock. It will also then own GlobalNet's warrants to purchase 893,750 of our shares at an exercise price of $5.00 per share.

     Our authorized preferred shares and certain anti-takeover provisions of Delaware law may deter potential acquisitions of SVGI.

     SVGI's certificate of incorporation authorizes the issuance of up to 5,000,000 shares of preferred stock. Since the issuance of preferred stock could increase the cost of acquiring SVGI, it might serve as an anti-takeover device, although we currently have no intention to issue any preferred stock.

     Moreover, we are subject to the General Corporation Law of the State of Delaware (the "DGCL"), including Section 203, an anti-takeover law enacted in 1988. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with a party who is an "interested stockholder" for a period of three years after the time of the transaction in which the party became an interested stockholder, unless at least one of the following conditions is met:

   .   prior to the time the party became an interested stockholder, the board of directors approved the business combination or the transaction which resulted in the party becoming an interested stockholder

   .   upon becoming an interested stockholder, the party owns at least 85% of the Delaware corporation's "voting securities"

   .   subsequent to the party becoming an interested stockholder, the business combination is approved by both the Delaware corporation's board of directors and its stockholders.

     A "business combination" is generally defined to include mergers, asset sales and various other transactions. An "interested stockholder" is generally defined as a person who, through affiliates or associates, owns 15% or more of a corporation's voting stock, or did own, within the prior three years, 15% or more of a corporation's voting stock. Although Section 203 permits SVGI to elect not to be governed by its provisions, we have not made this election.

There has not been a public market for our common stock and there can be no assurance that one will develop.

     If no public market develops for our securities, holders of our common stock may be unable to sell their shares. Even if a public market should develop, the nature of that market may be unable to support active trading to provide liquidity for investors seeking to sell or buy shares.

Forward-Looking Statements

     This document contains forward-looking statements that address, among other things, our business strategy and our business plan. These statements may be found under "Business", "Risk Factors" and "Certain Relationships and Related Transactions," as well as elsewhere in the document. In addition, when used in this document, the words "believes," "intends," "plans," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including those factors set forth in this document.

Item 2.   Financial Information.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

                             CAUTIONARY STATEMENT

          You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements and related Notes thereto contained elsewhere in this filing. The information contained herein is not a complete description of our business or the risks associated with an investment in our common stock. We urge you to carefully review and consider the various disclosures made by us in this Report that discuss our business in greater detail.

          This Report contains forward-looking statements which include, but are not limited to, statements concerning projected revenues, expenses, gross profit and income, capital expenditures, regulatory matters, the need for additional capital, the competitive nature of our markets, the status of evolving technologies and their growth potential, accounting matters, and the success of pending litigation. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements included in this report. Such statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties. Actual results in each case could differ materially from those anticipated in such statements by reason of factors such as future economic conditions, changes in consumer demand, legislative, regulatory and competitive developments in markets in which SVGI and its subsidiaries operate, and other circumstances affecting anticipated revenues and costs. SVGI expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                    GENERAL

     The following discussion is based primarily on our consolidated balance sheet as of June 30, 2001 (unaudited), and on our operations for the period from October 1, 2000 to June 30, 2001 (unaudited). The discussion compares the activities for the nine months ended June 30, 2001 (unaudited) to the activities for the five-month period from inception, January 26, 2000 to June 30, 2000 (unaudited). Because of the differing length of the periods being compared, and because the period ended June 30, 2000 (unaudited) represented the initial months of the Company's operations, the resulting comparisons do not necessarily provide valuable insight as to the financial results of the Company. All information should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

                          DESCRIPTION OF THE COMPANY

     San Vicente Group, Inc. (formerly GlobalEuroNet Group, Inc.), was incorporated in Delaware on January 26, 2000, is a technology and healthcare oriented merchant bank whose objective is to provide merchant banking services to post-seed stage companies, primarily in the technology, telecommunications, digital media, medical technology and life sciences industries.

     These services primarily consist of financial advisory and corporate advisory services. In connection with securing these relationships and in furtherance of our activities we may also provide capital commitments to those companies where appropriate. In February 2001, SVGI formed a wholly owned subsidiary, GEA Capital Inc. for the purpose of obtaining a broker-dealer license and conducting our proposed merger and acquisition advisory and proposed securities placement activities. We do not intend to engage in any retail broker-dealer operations. We applied for our broker-dealer license in June 2001. We expect to receive that license before the end of 2001.

     We also seek to form joint ventures and strategic relationships with other institutions interested in exploring opportunities to bring expertise and capital to specific geographic areas and the technology, telecommunications, digital media medical technology and life sciences industries.

     We currently focus on seeking relationships with promising companies that can be positioned to take advantage of growth opportunities in Southern California, Southern Europe and Israel. As of June 30, 2001, we have provided capital, advisory services or entered into joint venture agreements with businesses or other corporate entities.

          EFFECTS OF ACCOUNTING METHODS ON OUR RESULTS OF OPERATIONS

     Several accounting methods affect the reported financial results and the amounts contained within the financial statements presented in this filing. The following accounting methods are presented in greater detail in order to allow greater insight into, and understanding of, our financial statements and the related notes.

     Accounting for Investments in Affiliate Companies. The various interests that the Company acquires in affiliates are accounted for under three broad methods: consolidation, equity method and cost method. The applicable accounting method is generally determined based on the Company's voting interest in the associated companies.

          Consolidation. Affiliates in which the Company owns, directly or indirectly, more than 50% of the outstanding voting stocks are accounted for under the consolidation method of accounting. Under this method, an affiliate's results of operations are reflected within the Company's statement of earnings. Income or losses attributable to other stockholders of a consolidated affiliate are identified as "minority interest" in the Company's net results of operations to reflect only its share of the income or losses of an affiliate. Transactions between the Company and its consolidated affiliates are eliminated in consolidation. Currently, the Company does not own any equity interest in excess of 50% in affiliates.

          Equity Method. Affiliates in which the Company owns 50% or less of the outstanding voting stock in which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an affiliate depends on an evaluation of several factors including, among other things, representation on the affiliate's board of directors, ownership percentage and voting rights associated with the Company's holdings in the affiliate. If the Company owns at least 20%, but not more than 50%, of the outstanding voting power of an affiliate, the Company accounts for its interests under the equity method. Under the equity method of accounting, the affiliate's results of operations are not reflected within the Company's earnings. However, the Company's share of the earnings or losses of these affiliates is identified as "equity in earnings of affiliate" in the Company's financial statements.

          Cost Method. Affiliates not accounted for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, the Company's share of the income and losses of these companies is not included in the Company's statement of earnings. Management evaluates the carrying value of its affiliates on a regular basis for possible impairment. Impairment charges, if any, are recognized in the statement of earnings.

     Accounting for Stock-Based Compensation. Stock-based compensation is a non-cash charge relating to the amortization of deferred compensation covering the issuance of stock for certain services. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company measures compensation costs in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no accounting recognition is given in stock options granted at fair market value until they have been exercised. As of June 30, 2001 no options are outstanding or have been exercised.

     Foreign Currency Translations. The Company accounts for its foreign denominated securities under SFAS No. 52 "Foreign Currency Translation." Foreign denominated securities have been translated at end of period exchange rates. Changes in market value that result from foreign currency rate changes are captured in other comprehensive income.

                             RESULTS OF OPERATIONS

                                                                           For the period from               For the period from
                                                                            January 26, 2000                   January 26, 2000
                                             For the nine months          (inception) through               (inception) through
                                             ended  June 30, 2001           June 30, 2000                     September 30, 2000
                                            ---------------------     ---------------------------       ---------------------------
                                                 (unaudited)                   (unaudited)               (as restated, See Note L)
Advisory Income                                       $    50,000                    $          0                       $    50,000
General and Administrative Expenses                    (1,690,754)                       (356,515)                         (924,179)
Offering Costs                                           (612,847)                              0                                 0
Stock based compensation                                       -                         (374,220)                         (374,220)
Interest Income                                         1,709,149                         293,212                         1,021,212
Gain on Sale of Investments                               126,534                         201,602                           603,851
Impairment Loss on Investments                         (1,200,000)                              0                                 0
Other Income (Loss)                                      (143,754)                              0                           (39,607)
Income Tax Benefit (Expense)                              261,000                         (45,000)                         (250,000)
                                            ---------------------      ---------------------------      ---------------------------
Net Earnings (Loss)                                   $(1,500,672)                   $   (280,921)                       $   87,057
                                            =====================      ===========================      ===========================

     We currently realize revenue from multiple sources including advisory fees, realized gain on investment and interest income.

     Advisory Fee Income. During the nine months ended June 30, 2001, advisory fee income was $50,000 as compared to no advisory fee income during the period from inception to June 30, 2000. The advisory fee income consisted of $50,000 that resulted from fees paid to the Company for transaction structuring and fundraising advice. We believe that we are more likely to generate more substantial advisory revenues if and when our application for a broker-dealer license is approved.

     Realized Gain on Investment. During the nine months ended June 30, 2001, income from realized gain on investment was $126,534, net of realized losses of $143,977 on short term investments, as compared to $201,602 during the period from inception to June 30, 2000 for the sale of e-capital. The gains are attributable to the sales of ADVFN and Softtechnet.com plc.

     We believe that the period to period decline is attributable generally to the declining health of the capital markets during the period and specifically to the inability for certain companies to access the public markets. While we believe that some of the companies in which we make a capital contribution may access the public equity markets, we will continue to seek relationships with enterprises that can prosper independent of the public equity markets.

     Impairment Loss on Investment. During the nine months ended June 30, 2001, impairment loss on investments was approximately $1,200,000 as compared to no loss during the period from inception to June 30, 2000. Impairment loss on investment for the nine months ended June 30, 2001 resulted when one of the companies in which we made a capital investment of $300,000 ceased operations and another in which we made a capital investment of $399,200 also ceased operations. A third investment was impaired $500,000 due to a restructuring of the company. We believe that impairment loss for the current period is due, in part, to the declining health of the capital markets during the period and specifically to the inability for certain companies to access the public markets. Generally, we expect that some of the companies in which we make a capital investment will fail and we recognize this as common within our business, especially given that we make investments in private companies in the earlier stages of their development.

     Interest Income. During the nine months ended June 30, 2001, total interest income was $1,709,149 as compared to $293,212 during the period from inception to June 30, 2000. We realize interest income principally on cash and equivalents invested in money market mutual funds, which totaled $1,682,399 for the nine months ended June 30, 2001, as compared to $293,212 during the period from inception to June 30, 2000. We also realize interest income from interest earned on investments made in operating companies. This interest income totaled $26,750 for the nine months ended June 30, 2001, as compared to $0 during the period from inception to June 30, 2000.

     Operating Expenses. Total operating expenses increased to $2,303,601 for the nine months ended June 30, 2001, as compared to $730,735 for the period from inception to June 30, 2000, which includes a non-cash stock based compensation charge of $374,220 based on the valuation of warrants given to certain non-employees in connection with early stage activities, primarily due to an increase in salary and benefit expenses resulting from an increase in the number of general and administrative personnel, and a charge of $612,847 related to the filing of documents for a delayed initial public offering on a foreign exchange at the end of 2000. We incurred the charge because, in accordance with Generally Accepted Accounting Principles
     (GAAP), we recognized expenses related to the filing of documents for a proposed initial public offering that had previously been carried as capitalized costs. We will continue to explore a listing on a foreign exchange and believe that there is still significant value in the work that was performed in conjunction with these expenses. It is our goal to cover our corporate overhead expenses with interest and advisory income and maintain a cash flow positive or cash flow neutral position.

     Loss on Foreign Currency Transactions. During the nine months ended June 30, 2001, loss on foreign currency transactions was $143,754 as compared to $0 during the period from inception to June 30, 2000. As part of our operating strategy, we invest, at times, in companies that utilize a foreign currency for accounting purposes. As a result, when we invest in these companies, we incur some foreign currency risk. The loss for the nine months ended June 30, 2001 is attributable entirely to the strength of the U.S. dollar in relation to the British pound and is recorded upon liquidation of the investment.

     Comprehensive Income (Loss). Comprehensive loss for the nine months ended June 30, 2001 was $(2,365,884) compared to comprehensive income of $282,532 during the period from inception to June 30, 2000. Comprehensive income or loss is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Excluding net income, the Company's source of other comprehensive income is from net unrealized holding gains on marketable equity securities and from foreign currency translation adjustments.

     LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2001, we reported cash and short-term investments of $30,255,693. Working capital was $30,409,493 at June 30, 2001.

     In March 2001 we completed a share repurchase of 1.3 million SVGI shares from GlobalNet Financial. We paid $2.43 per share and issued GlobalNet Financial 5-year warrants to purchase 893,750 shares of our stock at $5 per share. The transaction resulted in approximately a 5% increase in the book value per share of our stock. We viewed this as an opportunity to reduce GlobalNet's percentage ownership on advantageous terms and increase the book value per share of our remaining shares.

     As of June 30, 2001, we have no significant commitments for capital expenditures and we have no committed lines of credit. However we do have other capital commitments to joint ventures or venture capital funds with which we are associated.

     We have committed to fund up to 5 million Euros (approximately $4.2 million) in conjunction with a joint venture we entered into with Nuova Holdings Subalpina ("NHS"), the private equity arm of SanPaolo IMI (NYSE:
     IMI) and Goren Capital ("Goren"). This joint venture was established as a result of a Memorandum of Understanding dated March 27, 2001 that we entered into with NHS and Goren to jointly invest in, or otherwise partner with, Israeli-related growth companies in the technology, telecommunications, digital media, medical technology and life sciences industries. Our capital commitment to this fund is contingent upon the joint venture's ability to raise additional capital to fund the operations of the joint venture.

     On August 16, 2001 we committed to invest $2 million in Phoenician Ventures I, LLP ("Phoenician"), an information technology-focused venture fund. San Vicente Group will be a Preferred Private Partner of Phoenician, will have a seat on its Advisory Board and Investment Committee and will participate in its carried interest program.

          We believe that our cash and cash equivalents will be sufficient to meet our operating expenses and investment requirements for at least the next twenty-four months. As a corporate policy, it is our goal to maintain a cash and cash equivalents balance sufficient to cover projected operating expenses for twenty-four months. We also expect to cover our corporate overhead expenses with interest and advisory income and maintain a cash flow positive or cash flow neutral position.

          Our long-term liquidity needs are dependant primarily on the amount of interest and advisory income we generate and our ability to realize gains on our investments in other companies and the extent to which we participate in subsequent rounds of financings of our existing affiliate companies. In the future, we may be required to curtail or reduce the scope of our investment activities to satisfy our long-term liquidity needs. Additionally, we may be required to seek additional liquidity through the sale of our securities to outside sources of capital, which could result in substantial dilution to stockholders. We are not certain that these funds would be available on terms that are satisfactory to us, or at all.

          There can be no assurance that we will not encounter unforeseen difficulties that may reduce our capital resources more rapidly than expected. Any efforts to seek additional funds could be made through offerings of equity, debt, or other external financing and there can be no assurance that additional funding will be available on favorable terms, if at all. Any such financing transactions could be dilutive to existing investors.

          SUBSEQUENT EVENTS

             In August 2001, we committed to invest $2 million in Phoenician Ventures I, LLP ("Phoenician"), an information technology-focused venture fund. San Vicente Group will be a Preferred Private Partner of Phoenician, will have a seat on its Advisory Board and Investment Committee and will participate in its carried interest program.

             In August 2001, one of the creditors of Infililink, an investee in which SVGI owns 10%, notified the investee of demand for payment. The creditor indicated that if all outstanding principal and interest were not paid in full, Infililink would be in default on its obligations totaling $295,000. We believe that a solution is available and we have initiated discussions with the Infililink and its creditors to prevent or cure any event of default.

             In August 2001, we were notified by the management of Digital-Markets that the board of directors had voted to enter into a voluntary liquidation of the company. The board cited extremely adverse market conditions, a worsening sales pipeline and an inability to raise additional capital as the key reasons for the liquidation. We have recorded an impairment loss of $399,200 at June 30, 2001 as a result of this event.


          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

             Our exposure to market risk is limited to interest income sensitivity, which is affected by changes in the general level of United States interest rates. A significant portion of our investments are in short-term debt securities issued by United States corporations. The primary objective of our investment activities is to preserve principal while maximizing interest income, without significantly increasing risk. To minimize risk, we maintain a portfolio of cash, cash equivalents and short-term investments in a variety of investment-grade securities and money market funds. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure.

Item 3.   Properties.
          SVGI does not own any real property. We lease approximately 2,500 square feet of office space for our corporate headquarters in Los Angeles, California, U.S. Although we do not separately lease any property associated with our representative office in Rome, Italy or Tel-Aviv, Israel offices, please see discussion above under "Business
          - Introduction to and History of SVGI Group, Inc."

Item 4.   Security Ownership of Certain Beneficial Owners and Management.

          Security Ownership of Certain Beneficial Owners

                                         Number of Shares
          Name and Address              Beneficially Owned                  % Holding of Class
          ------------------------------------------------------------------------------------
          GlobalNetFinancial.com, Inc. /1/  2,488,750                              21.4
          33 Glasshouse Street
          London W1R 5RG UK

          NewMedia SPARK plc                  947,000                               8.5
          33 Glasshouse Street
          London W1R 5RG UK

          Dion Friedland /2/                  700,000                              6.27
          4000 Island Boulevard
          Suite 2806
          Williams Island, FL  33160

          National Bank Capital Partners      685,000                              6.14
          130 Kings Street West
          Suite 3000
          Toronto Ontario  M5X 1J9
          Canada

          Steven Antebi /3/                   600,000                               5.4%
          1847 N. Beverly Dr.
          Beverly Hills, CA 90210

          /1/ Includes vested warrants to purchase 893,750 shares of common stock at $5 per share.

          /2/ Dion Friedland is the beneficial owner of Primo Capital Growth
          Fund, which owns a total of 581,000 shares of common stock and Rosebud
          Internet Fund Ltd, which owns 119,000 shares of common stock.

          /3/ Steven Antebi is the beneficial owner of Fortonelle, LLC, which owns
          300,000 shares of common stock and Novante Communications Corp. which owns
          300,000 shares of common stock.

          Security Ownership of Management

                                         Number of Shares
          Name and Address              Beneficially Owned                  % Holding of Class
          ------------------------------------------------------------------------------------
          Jay Matulich Co-Chief Executive    300,500/1/                               2.6
           Officer
          11601 Wilshire Blvd., Suite 2250
          Los Angeles, CA 90025

          Christopher D. Jennings Co-Chief   284,500/1/                               2.5
           Executive Officer
          11601 Wilshire Blvd., Suite 2250
          Los Angeles, CA 90025

          Stanley Hollander Director         150,000/2/                               1.0
          11601 Wilshire Blvd., Suite 2250
          Los Angeles, CA 90025

          Ronald B. Koenig, Director                            135,000/3/                       1.0
          8 Onion Hill Road
          Weston, CT 06883


          John M. Dalfonsi, Chief Financial Officer             100,000/4/                      (**)
          11601 Wilshire Blvd., Suite 2250
          Los Angeles, CA 90025

          Scott Harris, Vice President and Secretary             65,000/5/                      (**)
          11601 Wilshire Blvd., Suite 2250
          Los Angeles, CA 90025

          N. Bulent Gultekin, Chairman                           60,000/6/                      (**)
          210 Locust Street
          Apt. 17B
          Philadelphia, PA 19106

          Directors and Officers                               1,240,000/7/                     11.1
          as a Group

          /1/ Includes options to purchase 250,000 shares of common stock. The options were approved by the board of directors of SVGI in December 2000 and will vest upon shareholder approval.

          /2/ Options to purchase 150,000 shares of common stock. The options were approved by the board of directors of SVGI in December 2000 and will vest upon shareholder approval.

          /3/ Includes options to purchase 120,000 shares of common stock. The options were approved by the board of directors of SVGI in December 2000 and will vest upon shareholder approval.

          /4/ Options to purchase 100,000 shares of common stock. The options were approved by the board of directors of SVGI in December 2000 and will vest upon shareholder approval.

          /5/ Options to purchase 65,000 shares of common stock. The options were approved by the board of directors of SVGI in December 2000 and will vest upon shareholder approval.

          /6/ Includes options to purchase 50,000 shares of common stock. The options were approved by the board of directors of SVGI in December 2000 and will vest upon shareholder approval.

          /7/ Includes 20,000 shares of common stock and options to purchase 125,000 shares of common stock issued to Andrea Mandel-Mantello. The options were approved by the board of directors of SVGI in December 2000 and will vest upon shareholder approval.

          ** Less than one percent.

Item 5.   Directors and Executive Officers.

          Names                                  Age    Position
          -----                                  ---    --------
          N. Bulent Gultekin                     53     Chairman
          Jay Matulich                           46     Co-Chief Executive
                                                        Officer and Director
          Christopher D. Jennings                47     Co-Chief Executive
                                                        Officer and Director
          John M. Dalfonsi                       35     Chief Financial Officer
          Scott Harris                           38     Vice President and
                                                        Secretary
          Stanley Hollander                      62     Non-Executive Director
          Ronald B. Koenig                       63     Non-Executive Director


          N. Bulent Gultekin, Chairman. Mr. Gultekin is also a director of GlobalNetFinancial.com, Inc. He is Associate Professor of Finance at the Wharton School of the University of Pennsylvania and Visiting Professor of Finance at INSEAD. He is the former Governor of the Central Bank of the Republic of Turkey. In the past, he served as Director General for Research and Planning at the Central Bank of the Republic of Turkey (1987), Chief Advisor to Prime Minister Turgut Ozal (1987-89) and Prime Minister Mesut Yilmaz (1991), Chairman of the Board of Directors of Sumerbank Holding A.S., an industrial and banking conglomerate with over 35,000 employees (1988-89), Chief Advisor to the Plenipotentiary of Ownership Changes at the Ministry of Finance in Poland (1989-1990) and to the Minister of Privatisation (1990-1991) in Poland. In this capacity, he designed the first Privatisation Program of the Polish government. He has advised the Ministry of Finance in Indonesia, the Governments of Egypt, Uzbekistan, Kazakhstan, the State Property Fund of the Russian Federation, the Capital Markets Board of Turkey, the Istanbul Stock Exchange, the U.S. Agency for International Development and the governments of Ukraine and Belarus. He served as a senior advisor to the World Bank and the European Bank for Reconstruction and Development. He advised the United Nations, the Organization for Economic Cooperation and Development, the International Finance Corporation and the Saudi Arabian Monetary Agency. He served as a consultant for major multinational corporations such as Goldman Sachs, Morgan Stanley & Co., Rothschild & Cie, IBM, Merck & Co., Citicorp, Chemical Bank, Merrill Lynch, Anheuser-Bush, Pennsylvania Bell Telephone Co. and American Bankers Institute. He is a senior advisor for the Port of Technology at the University City Science Center in Philadelphia. He received his B.Sc. degree in Mechanical Engineering from Robert College, Istanbul (1969), MBA from Bogazici University, Istanbul (1973) and a Ph.D. in Finance and Statistics from the Wharton School, University of Pennsylvania, Philadelphia (1976).

          Jay Matulich, Co-Chief Executive Officer. Mr. Matulich is also Chairman of the Board of Directors of HighTower Technologies, Inc. and a director of Cyberkey Econet, and Waste Systems International, Inc. In January 2001, Waste Systems International, Inc. and its 30 subsidiaries filed voluntary petitions to reorganize their business under

          Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. No trustee, receiver or examiner has been appointed and the company is continuing to operate as a debtor in possession. Prior to joining us in April 2000, Mr. Matulich worked in various positions for GlobalNet and its predecessor companies, International Capital Growth, Ltd., Capital Growth International LLC and U.S. Sachem Financial Consultants, LP, since 1994. Before 1994, Mr. Matulich was an investment banker with Gruntal & Co. from 1990 to 1994, The Shansby Group from 1989 to 1990 and Arthur Young from 1986 to 1989.

          Christopher D. Jennings, Co-Chief Executive Officer. Mr. Jennings is also a director of Ugly Duckling, Inc., NeTune Communications, Infinilink Corporation, and was, until May 2001, a director of GlobalNetFinancial.com, Inc. Prior to joining the Company in April 2000, he had been a Managing Director of Friedman, Billings, Ramsey & Co., Inc., an investment banking firm, since April 1998. Mr. Jennings served as a Managing Director of Cruttenden Roth Inc., also an investment banking firm, from 1995 to April 1998. From 1992 to 1994, Mr. Jennings served as a Managing Director at the investment banking firm, Sutro & Co. From 1989 to 1992, Mr. Jennings served as a Senior Managing Director at Maiden Lane Associates, Ltd., a private equity fund. Before 1989, Mr. Jennings served in various senior investment banking positions with, among others, Dean Witter Reynolds, Inc. and Warburg Paribas Becker, Inc.

          John M. Dalfonsi, Chief Financial Officer. Mr. Dalfonsi joined us in April 2000 and brings more than seven years of investment banking experience to us. His experience includes positions at Friedman Billings Ramsey & Co, Inc., Roth Capital Partners, The Sakura Bank Limited and William Blair & Company. Mr. Dalfonsi serves on the Board of Directors of Mazda Motor Funding and High Tower Technologies. He received a BS in Industrial Engineering from Northwestern University in 1987 and an MBA from the University of Chicago in 1995.

          Scott Harris, Vice President and Secretary. Mr. Harris joined us in April 2000 and brings to us over twelve years of experience in all phases of the multi-media industry. Before joining SVGI, Mr. Harris worked for online financial publishing company GlobalNetFinanical.com serving as Assistant to the President and Chief Executive Officer. Prior to that, Mr. Harris worked extensively in the motion picture and television production industry where he produced, co-produced and production managed over 100 television commercials throughout the U.S., Europe and Asia. Earlier in his career, he worked in creative development for several independent film and television production companies. Mr. Harris received a BA in Architecture from the University of Florida.

          Stanley Hollander, Non-Executive Director. Mr. Hollander is also the Non-Executive Chairman of the Board of Directors of GlobalNetFinancial.com, Inc. and until Fall 2000 he was also a director of UK Online Trading, America-iNvest.com, Italia-iNvest.com, UK-iNvest.com, UK Wire, NewMedia SPARK plc and InsuranceWide.com.
          Mr. Hollander served as President and Chief Executive Officer of GlobalNet from March 1997 to September 2000 and President or President and Chief Executive Officer of GlobalNet's predecessor companies, International Capital Growth Ltd., Capital Growth International, LLC and U.S. Sachem Financial Consultants, LP. Before 1994, Mr. Hollander served as Managing Director and joint head of corporate finance at Gruntal & Co. and as Managing Director of Investment Banking at Ladenburg Thalmann & Co. Mr. Hollander was educated at the University of Alabama.

          Ronald B. Koenig, Non-Executive Director. Mr. Koenig is also a director of iReadyWorld Inc. He served as a Senior Managing Director of GlobalNetFinancial.com, Inc. from March 1997 to September 2000 and was an executive officer of GlobalNet's predecessor companies, International Capital Growth Ltd., Capital Growth International, LLC and U.S. Sachem Financial Consultants, LP. From 1989 to 1993, Mr. Koenig was a Senior Managing Director and department head of corporate finance at Gruntal & Co. Mr. Koenig was educated at the University of Pennsylvania (The Wharton School) and holds a B.S. in economics. Mr. Koenig presently serves on The Wharton School Undergraduate Executive Board at the University of Pennsylvania.

          Board Committees

                The Board of Directors has formed audit and compensation committees, a majority of the members of which consist of non-executive directors of SVGI. We have also formed an executive committee.

                The audit committee reviews and monitors SVGI's financial reporting, external audits, internal control functions and compliance with laws and regulations that could have a considerable effect on its financial condition or results of operations. The audit committee consists of N. Bulent Gultekin, Ronald B. Koenig, and Christopher D. Jennings.

                The compensation committee reviews and makes recommendations to the board of directors concerning salaries and incentive compensation for SVGI's officers and employees. The compensation committee consists of N. Bulent Gultekin, Ronald B. Koenig, Jay Matulich and Christopher
          D. Jennings.

     Item 6.  Executive Compensation.

                          SUMMARY COMPENSATION TABLE

========================================================================================================

                                 Annual Compensation                  Long-term compensation
                            ----------------------------------------------------------------------------
                                                                  Awards          Payouts
                                                           ---------------------------------------------
                                                                       Securities
                                                 Other/2/  Restricted  underlying
      Name and                                  annual       Stock      options/    LTIP    All other
 principal position   Year  Salary/1/ Bonus   compensation  award(s)     SARs      payouts compensation
                              ($)      ($)        ($)         ($)         (#)        ($)       ($)
        (a)           (b)     (c)      (d)        (e)         (f)         (g)        (h)       (i)
========================================================================================================
Christopher D.        2000  115,384    -0-      10,468        -0-         -0-        -0-       -0-
Jennings, Co-CEO                  0
--------------------------------------------------------------------------------------------------------
Jay Matulich, Co-CEO  2000   45,510    -0-      10,468        -0-         -0-        -0-       -0-
                                  0
--------------------------------------------------------------------------------------------------------
John M. Dalfonsi,     2000   69,230    -0-       4,187        -0-         -0-        -0-       -0-
CFO                               0
--------------------------------------------------------------------------------------------------------
Scott Harris, Vice    2000   17,307    -0-       4,187        -0-         -0-        -0-       -0-
President                         0
========================================================================================================

/1/ Represents salary from April 14, 2001 through September 30, 2000, except as to Mr. Harris, which represents the salary for the period August 19 through September 30, 2000.

/2/ Represents amounts paid under the Executive Equity Incentive Compensation Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

==================================================================================================
                                                                       Potential
                                                                    realizable value
                                                                   at assumed annual   Alternative
                                                                     rates of stock      to (f)
                                                                         price           and (g):
                                                                    appreciation for      grant
                        Individual Grants                             option term       date value
--------------------------------------------------------------------------------------------------
                                  Percent of
                      Number of      total
                     securities    options/
                     underlying      SARs                                                Grant
                       option/    granted to   Exercise                                   date
                        SARs       employees   of base                5%       10%       present
                       granted     in fiscal    price    Expiration  ($)       ($)        value
       Name              (#)         year       ($/Sh)      Date      $         $           $
        (a)              (b)          (c)        (d)        (e)      (f)       (g)         (h)
==================================================================================================
Christopher D.         250,000       18.80       5.00      1/15/11                       523,250
Jennings, CO-CEO
--------------------------------------------------------------------------------------------------
Jay Matulich,          250,000       18.80       5.00      1/15/11                       523,250
Co-CEO
--------------------------------------------------------------------------------------------------
John M. Dalfonsi,      100,000        7.52       5.00      1/15/11                       209,300
CFO
--------------------------------------------------------------------------------------------------
Scott Harris, Vice      65,000        4.89       5.00      1/15/11                       136,045
President
==================================================================================================

        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                               OPTION/SAR VALUES

=================================================================================================
                                                                Number of
                                                               securities          Value of
                                                               underlying         unexercised
                                        Shares                 unexercised       in-the-money
                                       acquired              options/SARs at    options/SARs at
                                          on       Value       FY-end (#)         FY-end ($)
                                       exercise  realized     Exercisable/       Exercisable/
                 Name                    (#)        ($)       Unexercisable      Unexercisable
                 (a)                     (b)        (c)            (d)                (e)
=================================================================================================
Christopher D. Jennings, CO-CEO          -0-        -0-           250,000             -0-
-------------------------------------------------------------------------------------------------
Jay Matulich, Co-CEO                     -0-        -0-           250,000             -0-
-------------------------------------------------------------------------------------------------
John M. Dalfonsi, CFO                    -0-        -0-           100,000             -0-
-------------------------------------------------------------------------------------------------
Scott Harris, Vice President             -0-        -0-            65,000             -0-
=================================================================================================

            LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

=================================================================================================
                                    Number of     Performance    Estimated future payouts under
                                     shares,        or other       non-stock price-based plans
                                    units or      period until   ------------------------------
                                  other rights   maturation or   Threshold   Target     Maximum
              Name                     (#)           payout      ($ or #)   ($ or #)   ($ or #)
              (a)                      (b)                          (c)        (d)        (e)
=================================================================================================
Christopher D. Jennings, Co-CEO        -0-            -0-           -0-        -0-        -0-
-------------------------------------------------------------------------------------------------
Jay Matulich, Co-CEO                   -0-            -0-           -0-        -0-        -0-
-------------------------------------------------------------------------------------------------
John M. Dalfonsi, CFO                  -0-            -0-           -0-        -0-        -0-
-------------------------------------------------------------------------------------------------
Scott Harris, Vice President           -0-            -0-           -0-        -0-        -0-
=================================================================================================

N. Bulent Gultekin receives annually $60,000 to serve as SVGI's chairman of the board of directors and to provide us with his consulting services. Stanley Hollander receives annually $50,000 and provides us with consulting services. In December 2000 we granted to each of Mr. Gultekin and Ronald B. Koenig options to purchase 50,000 shares of common stock at an exercise price of $5.00 per share and granted to Mr. Hollander options to purchase 150,000 shares of common stock at an exercise price of $5.00 per share. These options were approved by the board of directors of SVGI and are subject to shareholder approval. The term of these options is ten years. No other director is currently compensated for his services as a director.

Employment contracts and termination of employment and change of control arrangements:

In April 2000 SVGI entered into employment agreements with Christopher D. Jennings and John M. Dalfonsi. Effective as of April 2000, we also entered into employment agreements with Jay Matulich and Scott Harris. Base salaries may be periodically increased at the discretion of our board of directors on the anniversary of each employment agreement. Each employee may also receive bonuses at the discretion of the board of directors.

Each of the employment agreements entitles the executive to participate equally with other employees of similar rank in any retirement, pension, profit sharing, insurance and any other plans which may now be in effect, or which may be adopted by SVGI in the future. The agreements contain similar participation rights with respect to stock options, stock grants, stock appreciation rights and similar non-cash compensation. Each agreement contains specific provisions concerning the Equity Incentive Compensation Plan which we discuss below.

Each of the employment agreements has an initial term beginning at the execution date of the employment agreement and ending on the one year anniversary of the completion of each six month period following the execution date. The term of service will automatically extend for additional periods of six months, unless the executive or the Company provides written notice to the other party ninety days prior to termination of either the initial six month period or the current six month extension period.

On December 15, 2000, SVGI amended the employment agreements of Messrs Matulich, Jennings, Harris and Dalfonsi and extended the terms of the agreements to two years from the date of original employment agreement, with the same terms for renewal The agreements provide that SVGI can terminate the agreement without cause with 90 days written notice, and the executive can terminate under certain conditions or upon change of control, provided that the executive will receive all base salary through the remaining term of employment, a lump sum equal to two year's of the Executive's then current base salary, payment of COBRA medical insurance coverage for the executive and his immediate family, immediate vesting of all of the Executive stock options, if any and immediate of all pension benefits, if any, any expense reimbursement and the executive will maintain his then existing interest in our Equity Incentive Compensation Plan.

Equity Incentive Compensation Plan

SVGI has established an Equity Incentive Compensation Plan that will permit management as a group 22 1/2% of the profits from the sale or disposition of securities from merchant banking relationships to be delivered after SVGI has first recouped 110% of our original investment. For our fiscal year ended September 30, 2000, we distributed approximately $45,000 to 10 persons under this plan.


Item 7.   Certain Relationships and Related Transactions.

                Conflicts of interest may arise which are unforeseeable. If we are successful in establishing a collaborative network of merchant banking relationships, it is likely that conflicts of interest will arise from time to time which we currently are unable to predict.

                GlobalNet Financial.com caused our formation in early 2000. It acquired an aggregate of 640,000 shares of common stock for a total cash purchase price of $3,200,000 and received 2,255,000 shares as founders shares at or around the time of our organization. At or about the time of our formation, GlobalNet also agreed to provide us with access to its technology group.

                In March 2001, SVGI repurchased 1.3 million shares of its common stock from GlobalNet. We paid GlobalNet $2.43 per share and also issued to GlobalNet five-year warrants to purchase 893,750 shares of our common stock at $5 per share. The transaction resulted in approximately a 5% increase in the book value per share of our stock. We viewed this as an opportunity to reduce GlobalNet's percentage ownership on advantageous terms and increase the book value per share of the common stock. GlobalNet currently owns 1,595,000 shares or about 14.3% of our outstanding stock without giving effect to its five-year warrants.

                NewMedia SPARK plc beneficially owns 947,000 shares, or approximately 8.5% of our common stock. NewMedia acquired 70,000 shares at $5.00 per share and received 877,000 shares in early 2000 at or around the time of our organization. We deemed these to be founders shares that would establish and reinforce a strategic relationship with NewMedia. We expected that the companies would be able to present business opportunities to each other, which might result in the payment to the originating company of a fee likely to equal 5% of the value of committed capital. We contemplated that our understanding with NewMedia SPARK would include the following:

                . provision of office space and administrative services to the other, where appropriate, at cost;

                . regular exchange of information regarding market trends and acquisition strategy;

                . assistance with introductions to professional advisors and other aspects of local expertise and knowledge in each other's areas of geographical expertise; and

                . regular exchange of information regarding each other's Merchant banking relationships and an undertaking to use best endeavors to foster mutually beneficial trading relationships between these companies where appropriate.

                In June 2001, NewMedia and GlobalNet announced that NewMedia would acquire GlobalNet, subject to shareholder and regulatory approval and other conditions. When this transaction is completed NewMedia will own 2,542,000 shares or about 22.7% of our outstanding common stock. It will also then own GlobalNet's warrants to purchase 893,750 of our shares at an exercise price of $5.00 per share. If NewMedia is able to exercise these warrants it would beneficially own 3,435,750 shares or 28% of our then outstanding shares


                One of our directors, Stanley Hollander, is a director of GlobalNetFinancial.com, Inc., and three of our directors, N. Bulent Gultekin, Ron Koenig and Christopher D. Jennings, were directors of GlobalNetFinancial.com, Inc. Mr. Hollander was also a director of NewMedia SPARK from October 1999 to the fall 2000.

                We anticipate that our officers, directors and advisors may also serve in the future as officers and directors of companies to which we may provide merchant banking services.

                Stanley Hollander, a director of SVGI, is the father-in-law of Scott Harris, Vice President and Secretary of SVGI. Mr. Hollander also currently provides consulting services to a subsidiary of ADVFN.

Item 8.   Legal Proceedings.

                We are not a party to any legal proceedings.



Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

                There is no current market for our common stock and no assurance can be given that a trading market for our securities will develop. As of June 30, 2001, there were 104 holders of record of our common stock. We have paid no dividends on our common stock since inception and we have no current intention of paying dividends in the foreseeable future.


Item 10.   Recent Sales of Unregistered Securities.

           During April 2000, SVGI completed a private placement to 107 institutions and other persons of an aggregate of 9,329,530 shares of common stock at $5.00 per share, for total proceeds of $46,647,650. Sales pursuant to the placement were deemed to be exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act, Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions providing the offering and sale of securities outside the United States or transactions by an issuer not involving a public offering. Each of the purchasers of securities in the private placement represented to us that the investor qualified as an accredited investor, as that term is defined under federal securities laws. Each investor also represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates. NewMedia SPARK plc acquired 70,000 shares at $5.00 per share pursuant to the private placement and received 877,000 shares in early 2000 at or around the time of our organization as founders shares. GlobalNetFinancial.com, Inc. acquired an aggregate of 640,000 at $5.00 per share pursuant to the private placement and received 2,255,000 shares as founders shares at or around the time of our organization.


Item 11.   Description of Registrant's Securities to be Registered.

           We are registering our common stock pursuant to this registration statement.

           Our authorized capital stock consists of 50,000,000 shares of common stock, $.0001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share.

           Common Stock.  At June 30, 2001, we had 11,161,530 shares of common
           ------------
           stock issued and outstanding.

                   The holders of our common stock are entitled to dividends as the board of directors may declare from funds legally available therefor, subject to the preferential rights of the holders of our preferred stock, if any. The holders of our common stock are entitled to one vote per share on any matter to be voted on by shareholders. Our certificate of incorporation does not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

                   Upon any voluntary liquidation, dissolution or winding up of our affairs, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of creditors and subject to prior distribution rights of outstanding preferred stock, if any. All of the outstanding shares of common stock are, fully paid and non-assessable.

           Preferred Stock. No shares of our preferred stock are outstanding. The board of directors of SVGI may by resolution establish one or more classes or series of preferred stock having such number of shares and relative voting rights, designation, dividend rates, liquidation and other rights, preferences, and limitations as may be fixed by them without further shareholder approval.

                   The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of SVGI without further action by the shareholders and may adversely affect voting and other rights of holders of common stock. In addition, issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock. At present, we have no plans to issue any shares of preferred stock.



Item 12.   Indemnification of Directors and Officers.

            Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee of or agent to SVGI. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

           Article VIII of our by-laws provides for indemnification by SVGI of any director or officer (as such term is defined in the by-laws) of SVGI who is or was a director of any of its subsidiaries, or, at the request of SVGI, is or was serving as a director or officer of, or in any other capacity for, any other enterprise, to the fullest extent permitted by law. The by-laws also provide that we shall advance expenses to a director or officer and, if reimbursement of such expenses is demanded in advance of the final disposition of the matter with respect to which such demand is being made, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by us. To the extent authorized from time to time by our board of directors, we may provide to any one or more of our employees, one or more officers, employees and other agents of any subsidiary or one or more directors, officers, employees and other agents of any other enterprise, rights of indemnification and to receive payment or reimbursement of expenses, including attorneys' fees, that are similar to the rights conferred in the our by-laws on our directors and officers or any subsidiary or other enterprise. The by-laws do not limit the power of SVGI or our board of directors to provide other indemnification and expense reimbursement rights to directors, officers, employees, agents and other persons otherwise than pursuant to the by-laws.

Item 13.  Financial Statements and Supplementary Data.

                                   CONTENTS
                                   --------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS              41

FINANCIAL STATEMENTS

   BALANCE SHEETS                                               42

   STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)     43

   STATEMENT OF STOCKHOLDERS' EQUITY                            44

   STATEMENTS OF CASH FLOWS                                     45

   NOTES TO FINANCIAL STATEMENTS                                46

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
              --------------------------------------------------

Board of Directors and Shareholders
San Vicente Group, Inc., (formerly GlobalEuroNet Group, Inc.)

We have audited the accompanying balance sheet of San Vicente Group, Inc., (formerly GlobalEuroNet Group, Inc.) as of September 30, 2000 and the related statements of operations and comprehensive income (loss), stockholders' equity and cash flows for the period from January 26, 2000 (inception) through September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Vicente Group, Inc., as of September 30, 2000, and the results of its operations and its cash flows for the period from January 26, 2000 through September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note L, the accompanying financial statements as of September 30, 2000, and for the period from January 26, 2000 through September 30, 2000, have been restated.






GRANT THORNTON LLP



Los Angeles, California
October 20, 2000 (except for Note L, as to which the date is July 12, 2001)

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                                BALANCE SHEETS




ASSETS
------
                                                                June 30, 2001          September 30, 2000
                                                                -------------          ------------------
                                                                 (unaudited)           (as restated, see Note L)
CURRENT ASSETS
 Cash and cash equivalents                                        $20,539,804                $20,704,578
 Short-term investments                                             9,715,889                 15,796,027
 Receivable from joint venture                                        163,271                          -
 Income taxes receivable                                              200,000                          -
 Prepaid expenses                                                     178,225                      7,459
                                                                  -----------                -----------
      Total current assets                                         30,797,189                 36,508,064

PROPERTY AND EQUIPMENT, net                                            91,112                     46,871

INVESTMENTS                                                         9,454,118                  8,837,254

MARKETABLE EQUITY SECURITIES                                        1,060,419                  2,663,760

NOTE RECEIVABLE FROM INVESTEE                                         350,000                          -

DEFERRED INCOME TAXES                                                  61,000                          -
                                                                  -----------                -----------
      Total  assets                                               $41,813,838                $48,055,949
                                                                  ===========                ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

CURRENT LIABILITIES
  Accounts payable                                                $   166,493                $   121,161
  Accrued liabilities                                                  16,389                     19,581
  Payable to shareholder                                                4,814                     81,029
  Income taxes payable                                                      -                    250,000
                                                                  -----------                -----------
      Total current liabilities                                       187,696                    471,771

DEFERRED INCOME TAXES                                                       -                    426,600

COMMITMENTS AND CONTINGENCIES                                               -                          -

STOCKHOLDERS' EQUITY
  Preferred stock, par value $.001; authorized
    5,000,000 shares, no shares issued and
    outstanding as of September 30, 2000
    or June 30, 2001                                                        -                          -

  Common stock, par value $.0001; authorized 50,000,000
    shares, issued and outstanding 12,461,530 shares as of
    September 30, 2000 and June 30, 2001, respectively                  1,246                      1,246
  Additional paid-in-capital                                       48,043,133                 46,568,445
  Other comprehensive (loss) income                                  (364,382)                   500,830
  Retained (deficit) earnings                                      (1,413,615)                    87,057
  Less:  common stock in treasury (1,300,000 shares as of
    June 30, 2001)                                                 (4,640,240)                         -
                                                                  -----------                -----------
      Total stockholders' equity                                   41,626,142                 47,157,578
                                                                  -----------                -----------
                                                                  $41,813,838                $48,055,949
                                                                  ===========                ===========

       The accompanying notes are an integral part of these statements.

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

           STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)


                                                                                   For the period from     For the period from
                                                                 For the nine        January 26, 2000        January 26, 2000
                                                                 months ended      (inception) through     (inception) through
                                                                June 30, 2001         June 30, 2000         September 30, 2000
                                                               ---------------     -------------------    ---------------------
                                                                 (unaudited)           (unaudited)        (as restated, see Note L)
Revenues
   Advisory income                                               $    50,000              $        -              $   50,000

Operating expenses
   General and administrative expenses                            (1,690,754)               (356,515)               (924,179)
   Offering costs                                                   (612,847)                      -                       -
   Stock based compensation                                                -                (374,220)               (374,220)
                                                                 -----------              ----------              ----------

       Operating loss                                             (2,253,601)               (730,735)             (1,248,399)

Other income (expense):
   Interest income                                                 1,709,149                 293,212               1,021,212
   Gain on sale of investments                                       126,534                 201,602                 603,851
   Impairment loss on investments                                 (1,200,000)                      -                       -
   Equity in loss of investee                                              -                       -                    (900)
   Loss on foreign currency transactions                            (143,754)                      -                 (38,707)
                                                                 -----------              ----------              ----------

       Total other income                                            491,929                 494,814               1,585,456
                                                                 -----------              ----------              ----------

       (Loss) earnings before provision for income taxes          (1,761,672)               (235,921)                 337,057

Income tax benefit (expense)                                         261,000                 (45,000)               (250,000)
                                                                 -----------              ----------              ----------

       NET (LOSS) EARNINGS                                       $(1,500,672)             $ (280,921)             $   87,057
                                                                 ===========              ==========              ==========
(LOSS) EARNINGS PER SHARE OF
 COMMON STOCK
   Basic and diluted                                             $      (.13)             $     (.04)             $      .01
                                                                 ===========              ==========              ==========

WEIGHTED AVERAGE SHARES OUTSTANDING                               11,904,388               6,560,678               9,275,697
                                                                 ===========              ==========              ==========
Net (loss) earnings                                              $(1,500,672)             $ (280,921)             $   87,057
Other comprehensive income, net of tax:
   Foreign currency translation adjustments                           51,326                (120,883)               (105,208)
   Unrealized (loss) gain on securities                             (916,538)                684,336                 606,038
                                                                 -----------              ----------              ----------
Other comprehensive (loss) income                                   (865,212)                563,453                 500,830
                                                                 -----------              ----------              ----------
   COMPREHENSIVE (LOSS) INCOME                                   $(2,365,884)             $  282,532              $  587,887
                                                                 ===========              ==========              ==========


       The accompanying notes are an integral part of these statements.

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)
                       STATEMENT OF STOCKHOLDERS' EQUITY

                                           Common stock
                                     -----------------------    Additional                    Retained     Accumulated
                                        Number                   paid-in      Treasury        earnings    comprehensive
                                      of shares      Amount      capital       stock         (deficit)    income (loss)      Total
                                     -----------    --------   ------------   ---------     ------------  --------------   ---------
Issuance of common stock to
   founders for cash                   3,132,000     $   313   $         --  $        --     $        --  $         --  $       313

Issuance of common stock for cash,
   net of $94,800 issuance costs
   (as restated, see Note L)           8,354,646         835     41,678,430           --              --            --   41,679,265

Common stock warrants issued
 for services (as restated, see
 Note L)                                      --          --        469,020           --              --            --      469,020

Issuance of common stock for cash,
   net of $453,424 issuance costs        974,884          98      4,420,995           --              --            --    4,421,093

Other comprehensive income,
   net of tax of $426,600                     --          --             --           --              --       500,830      500,830

Net earnings for the period                   --          --             --           --          87,057            --       87,057
                                      ----------     -------   ------------  -----------     -----------    -----------  ----------

Balance at September 30, 2000         12,461,530       1,246     46,568,445           --          87,057       500,830   47,157,578
(as restated, see Note L)

Repurchase of common stock for
   cash and warrants, including
   transaction costs of $6,552,
   to be held in treasury                     --          --      1,474,688   (4,640,240)             --            --   (3,165,552)

Other comprehensive loss                      --          --             --           --              --      (865,212)    (865,212)

Net loss for the period                       --          --             --           --      (1,500,672)           --   (1,500,672)
                                      ----------     -------   ------------  -----------     -----------  ------------  -----------
Balance at June 30, 2001
   (unaudited)                        12,461,530     $ 1,246   $ 48,043,133  $(4,640,240)    $(1,413,615) $   (364,382) $41,626,142
                                      ==========     =======   ============  ===========     ===========  ============  ===========

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                           STATEMENTS OF CASH FLOWS


                                                                                  For the period from     For the period from
                                                                 For the nine       January 26, 2000       January 26, 2000
                                                                 months ended      (inception) through    (inception) through
                                                                 June 30, 2001        June 30, 2000        September 30, 2000
                                                                 -------------    --------------------    -------------------
                                                                  (unaudited)          (unaudited)        (as restated, see Note L)
Increase (decrease) in cash:
Cash flows from operating activities:
   Net (loss) earnings                                            $(1,500,672)          $(280,921)              $ 87,057
   Adjustments to reconcile net (loss) earnings to net cash
     (used in) provided by operating activities:
        Stock based compensation                                            -             374,220                374,220
        Depreciation                                                   16,761                   -                  4,261
        Benefit for deferred income taxes                             (61,000)                  -                      -
        Impairment loss on investments                              1,200,000                   -                      -
        Increase in prepaid expenses                                 (170,766)            (22,500)                (7,459)
        Increase in income taxes receivable                          (200,000)                  -                      -
        Increase in receivable from joint venture                    (163,271)                  -                      -
        Increase in accounts payable                                   45,332             103,882                121,161
        (Decrease) increase in accrued liabilities                     (3,192)            120,000                 19,581
        (Decrease) increase in payable to shareholder                 (76,215)          1,592,856                 81,029
        (Decrease) increase in income taxes payable                  (250,000)             45,000                250,000
        Decrease in other assets                                            -                   -                    900
                                                                 -------------    --------------------    -------------------
           Net cash (used in) provided by operating activities     (1,163,023)          1,932,537                930,750
                                                                 -------------    --------------------    -------------------

Cash flows from investing activities:
   Additions to property and equipment                                (61,002)             (51,132)               (51,132)
   Proceeds from sale of marketable equity securities               1,613,714                    -             15,516,296
   Purchase of investments                                         (2,125,000)          (3,771,479)            (9,136,241)
   Purchase of marketable equity securities                          (460,764)            (564,305)            (1,772,830)
   Proceeds from sale of short term investments                     5,596,027                    -                      -
   Note receivable from investee                                     (350,000)                   -                      -
   Purchase of short term investments                                 (49,174)         (15,000,000)           (30,977,736)
                                                                 -------------    --------------------    -------------------
      Net cash provided by (used in) investing activities           4,163,801          (19,386,916)           (26,421,643)
                                                                 -------------    --------------------    -------------------
Cash flows from financing activities:
   Proceeds from sale of common stock, net of issuance costs                -           46,195,471             46,195,471
   Purchase of treasury shares                                     (3,165,552)                   -                      -
                                                                 -------------    --------------------    -------------------
      Net cash (used in) provided by financing activities          (3,165,552)          46,195,471             46,195,471
                                                                 -------------    --------------------    -------------------
      Net (decrease) increase in cash                                (164,774)          28,741,092             20,704,578
Cash at beginning of period                                        20,704,578                    -                      -
                                                                 -------------    --------------------    -------------------
Cash at end of period                                             $20,539,804         $ 28,741,092           $ 20,704,578
                                                                 =============    ====================    ===================
Supplemental disclosure of non-cash  activity
   Unrealized (loss) gain on securities available for sale,
     net of foreign currency translation adjustments              $  (910,612)        $    563,453           $    500,830
                                                                 =============    ====================    ===================
   Warrants issued for purchase of treasury shares                $ (1,474,688)       $          -           $          -
   Warrants issued for services, not included in net             =============    ====================    ===================
     (loss) earnings                                              $          -        $    (94,800)          $    (94,800)
                                                                 =============    ====================    ===================

       The accompanying notes are an integral part of these statements.

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                         NOTES TO FINANCIAL STATEMENTS

                               September 30, 2000
                           (June 30, 2001 unaudited)



NOTE A - DESCRIPTION OF THE COMPANY

  San Vicente Group, Inc., formerly GlobalEuroNet Group, Inc. (the "Company"), incorporated in Delaware on January 26, 2000, is a technology and healthcare oriented merchant bank whose objective is to form strategic and financial relationships with companies that address the needs of the digital economy, life sciences and related areas. The Company invests in, and provides merchant banking services to, post-seed stage companies in the United States of America, Europe and Israel with business models that take advantage of global growth opportunities in technology, telecommunications, media and medical technology.

  During April 2000, the Company completed a private placement raising approximately $46,700,000 for common stock at $5.00 per share.

  The Company's accounts include its wholly owned subsidiary, GEA Capital, Inc., which was formed in February 2001 to engage in the activity of a securities broker/dealer. There was no significant activity during the period from its inception through June 30, 2001.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

  1.  Use of Estimates
      ----------------

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. Actual results could differ from those estimates.

  2.  Cash and Cash Equivalents
      -------------------------

  Cash and cash equivalents include cash on hand and investments in money market mutual funds.

  3.  Short Term and Marketable Securities
      ------------------------------------

  The Company's short-term securities and marketable equity securities are classified as available for sale. Short-term securities relate primarily to senior secured floating rate loan mutual funds, whereas marketable equity securities relate to common stock held in publicly traded companies.

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 2000
                           (June 30, 2001 unaudited)



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

  Management determines the appropriate classification of its holdings in short-term and marketable equity securities at the time of purchase. Available-for-sale securities are carried at fair value, based on quoted market prices, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity. There were no trading securities owned as of June 30, 2001 or September 30, 2000.

  4.  Investments in Other Securities
      -------------------------------

  The various interests that the Company acquires in investees are accounted for under three broad methods: consolidation, equity and cost method. The applicable accounting method is generally determined based on the Company's voting interest in the associated companies.

     Consolidation. Investees in which the Company owns, directly or indirectly, more than 50% of the outstanding voting stock are accounted for under the consolidation method of accounting. Under this method, an investee's results of operations are reflected within the Company's statement of earnings. Income or losses attributable to other stockholders of a consolidated investee are identified as "minority interest" in the Company's statement of earnings. Minority interest adjusts the Company's net results of operations to reflect only its share of the income or losses of an investee. Transactions between the Company and its consolidated investees are eliminated in consolidation. Currently, the Company does not own any equity interest in investees in excess of 50%.

     Equity Method. Investees in which the Company owns less than 50% of the outstanding voting stock, and in which the Company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the Company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among other things, representation on the investee's board of directors, ownership percentage and voting rights associated with the Company's holdings in the investee. If the Company owns at least 20%, but not more than 50%, of the outstanding voting power of an investee, the Company accounts for its interests under the equity method. Under the equity method of accounting, the investees' results of operations are not reflected within the Company's earnings. However, the Company's share of the earnings or losses of these investees is identified as "equity in earnings (loss) of investee" in the Company's financial statements.

     Cost Method. Investees not accounted for under either the consolidation or the equity method of accounting are accounted for under the cost method of accounting. Under this method, the Company's share of the income or loss of these investees is not included in the Company's statement of earnings. Management evaluates the carrying value of its investees on a regular basis for possible impairment. Impairment charges, if any, are recognized in the statement of operations.

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 2000
                           (June 30, 2001 unaudited)



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

  5.  Property and Equipment
      ----------------------

  Property and equipment are stated at cost less accumulated depreciation. Provision for depreciation is based on the estimated useful lives of the assets and is computed using the straight-line method.

  6.  Income Taxes
      ------------

  Income taxes are accounted for under the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  7.  Stock-Based Compensation
      ------------------------

  The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company measures compensation costs for options granted to employees in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no accounting recognition is given to stock options granted at fair market value until they have been exercised. As of June 30, 2001, no options are outstanding or have been exercised.

  8.  Foreign Currency Translation
      ----------------------------

  The Company accounts for its foreign denominated securities under SFAS No. 52, "Foreign Currency Translation." Foreign denominated securities have been translated at end of the period exchange rates. Changes in market value that result from foreign currency rate changes are captured in other comprehensive income.

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 2000
                           (June 30, 2001 unaudited)



NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

  9.   (Loss) Earnings Per Share
       -------------------------

  Basic (loss) earnings per share is computed by dividing (loss) income available to common stockholders (the numerator) by the weighted-average number of common shares (the denominator) for the period. The computation of diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares has been issued.

  The numerator in calculating both basic and diluted earnings per share for each period is reported net (loss) income. The denominator is based on the following weighted-average number of common shares:

                                  June 30,           June 30,          September 30,
                                    2001               2000                2000
                              --------------     --------------     -----------------
                                (unaudited)        (unaudited)
    Basic and diluted           11,904,388          6,560,678             9,275,697

  Common stock equivalents were excluded from the diluted calculation, as there would be no impact.

  10.  Comprehensive (Loss) Income
       ---------------------------

  Comprehensive (loss) income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Excluding net (loss) income, the Company's source of other comprehensive (loss) income is from net unrealized holding gains or losses on marketable equity securities and from foreign currency translation adjustments.

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 2000
                           (June 30, 2001 unaudited)


NOTE C - INVESTMENTS

  The following summarizes the Company's ownership interest in investees accounted for under the equity or cost method of accounting. The ownership interests are classified according to applicable accounting methods.

                                      June 30, 2001
                                       (unaudited)                  September 30, 2000
                              ----------------------------     ---------------------------
                                Carrying          Voting         Carrying         Voting
                                 value           interest          value         interest
                              -------------    -----------     ------------    -----------
     Equity method
     EBrandSolutions.com       $        -              -        $  299,100            45%
     Hightower
      Technologies, Inc.        1,000,000             25%                -
     Cost method                8,454,118        1% - 15%        8,538,154       1% - 15%
                               ----------                       ----------

                               $9,454,118                       $8,837,254
                               ==========                       ==========

  As of September 30, 2000, the Company's cost method investments included $1,000,000 of common stock representing approximately 5% of the equity of an investee company, OhGolly.com. In October 2000 and February 2001, the Company provided secured debt financing to the investee totaling $850,000. In May 2001, the Company exchanged the secured debt in OhGolly.com of $850,000 for preferred and common stock and a note for $350,000 in a newly formed entity, Hightower Technologies, Inc. ("Hightower"). This restructuring resulted from the investee's default on loans to secured debt holders, including the Company. The defaulted loans were settled in exchange for certain assets, which were contributed by the secured debt holders into Hightower. As a result of these transactions, the Company also recorded an impairment loss of $500,000 on its overall interest in the restructured investee company. The Company's stock ownership represents approximately 25% of the equity of Hightower (on a fully converted basis), and the Company accounts for this investment under the equity method of accounting.

  The preferred shares have voting rights which are preferred for certain stock transactions and otherwise equal to common shares, are convertible into an equal number of common stock at the option of the preferred shareholder or upon certain events defined in the stock purchase agreement, include a cumulative 8% annual dividend and include a liquidation preference in an amount equal to $2.52 per share plus accrued and unpaid dividends.

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 2000
                           (June 30, 2001 unaudited)



NOTE D - SHORT-TERM AND MARKETABLE EQUITY SECURITIES

  Marketable equity securities at June 30, 2001 consists of two investments with an aggregate cost and market value of $962,442 and $1,060,419, respectively. Marketable equity securities at September 30, 2000 consisted of two investments with an aggregate cost and market value of $1,736,330 and $2,663,760, respectively. Short-term securities at June 30, 2001 consists of an investment in a senior secured floating rate loan mutual fund with a cost and market value of $10,144,883 and $9,715,889, respectively. Short-term securities at September 30, 2000 consisted of investments in two senior secured floating rate loan mutual funds with an aggregate cost and market value of $15,763,543 and $15,796,027.


NOTE E - NOTE RECEIVABLE

  The note receivable at June 30, 2001 consists of a $350,000 note issued by Hightower (see Note C) on May 1, 2001, with interest payable monthly at 3% per annum, due May 1, 2003, and secured by the assets of the borrower (an investee company).


NOTE F - INCOME TAXES

  Income tax (benefit) expense is summarized as follows:

                                                          Federal     State       Total
                                                          -------     -----       -----
        For the nine months ended June 30, 2001
         (unaudited)
          Current                                         $      -   $       -    $      -
          Deferred                                         (53,000)     (8,000)    (61,000)
                                                          --------   ---------    --------

                                                          $(53,000)  $  (8,000)   $(61,000)
                                                          ========   =========    ========
        For the period from January 26, 2000
         (inception) through June 30, 2000
         (unaudited)
          Current                                         $ 37,000     $12,000    $ 49,000
          Deferred                                          (4,000)          -      (4,000)
                                                          --------   ---------    --------

                                                          $ 33,000     $12,000    $ 45,000
                                                          ========   =========    ========
        For the period from January 26, 2000
         (inception) through September 30, 2000
          Current                                         $185,000     $65,000    $250,000
          Deferred                                               -           -           -
                                                          --------   ---------    --------
                                                          $185,000     $65,000    $250,000
                                                          ========   =========    ========

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 2000
                           (June 30, 2001 unaudited)



NOTE F - INCOME TAXES - Continued

  The composition of deferred tax assets and liabilities is as follows:

                                                                  June 30,       September 30,
                                                                    2001             2000
                                                                ------------    --------------
                                                                (unaudited)
       Deferred tax assets
         Estimated net operating loss                            $  61,000        $       -
         Capital loss carryforward                                 246,000                -
                                                                 ---------        ---------
       Total deferred tax assets                                   307,000                -
       Less-valuation allowance on capital loss
       carryforwards                                              (246,000)               -
                                                                 ---------        ---------
       Net deferred tax asset                                    $  61,000        $       -
                                                                 =========        =========

       Deferred tax liability attributable to unrealized
       gain on available for sale securities                     $       -        $(426,600)
                                                                 ---------        ---------
           Total deferred tax liability                          $       -        $(426,600)
                                                                 =========        =========

  The actual income tax (benefit) expense differs from amounts computed using the statutory Federal tax rate of 34% due primarily to the following items:

                                                                  June 30,         June 30,        September 30,
                                                                    2001             2000              2000
                                                                ------------    --------------    --------------
                                                                 (unaudited)      (unaudited)     (as restated,
                                                                                                   see Note L)
       Income (loss) before income taxes                         $(1,761,672)     $(235,921)        $   337,057
                                                                 ===========      =========         ===========

       (Benefit) expense computed at 34%                         $  (599,000)     $ (80,000)        $   115,000
       Valuation allowance on capital loss carryforward              149,000              -                   -
       Offering costs                                                208,000              -                   -
       Nondeductible stock based compensation                              -        127,000             127,000
       Nontaxable bond interest                                      (31,000)             -             (62,000)
       State taxes, net                                               (5,000)         8,000              64,000
       Other                                                          17,000        (10,000)              6,000
                                                                 -----------      ---------         -----------
       Income tax (benefit) provision                            $  (261,000)     $  45,000         $   250,000
                                                                 ===========      =========         ===========

NOTE G - STOCKHOLDERS' EQUITY

  On March 5, 2001, the Company purchased 1,300,000 shares of its common stock from the founding shareholder, GlobalNetFinancial.com, for cash consideration of $3,159,000 and 893,750 warrants at an exercise price of $5.00 per share with a five year term. The warrants were valued at $1,474,688, estimated on the date of grant using the Black-Scholes method under the following assumptions: no dividend yield, risk free interest rate of 5.42%, a five year term and volatility of 25%.


NOTE H - STOCK BASED COMPENSATION

  On May 1, 2000, the Company's Board of Directors approved the 2000 Executive Stock Plan, which provides for the grant of incentive stock options, nonqualified stock options and stock purchase rights to employees, directors and consultants. Incentive stock options are granted at fair market value on the date of grant as determined by the Board of Directors. Options granted under the Plan expire ten years from the date of grant. Stock options generally vest 50% on the date of grant and 50% one year later. On December 29, 2000, the Company's Board of Directors rescinded the 2000 Executive Stock Plan and all options previously granted.

                            San Vicente Group, Inc.
                         (formerly GlobalEuroNet Group, Inc.)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 2000
                           (June 30, 2001 unaudited)



NOTE H - STOCK BASED COMPENSATION - Continued

  Activity under the Plan was as follows:

                                                                      Weighted average
                                                        Shares        exercise price
                                                        ------        ----------------
      Options outstanding under 2000 Executive Stock
      Plan, January 26, 2000                                     -             -
      Granted under 2000 Executive Stock Plan            1,330,000         $5.00
      Exercised                                                  -             -
      Cancelled                                                  -
                                                        ----------

      Options outstanding under 2000 Executive Stock
      Plan, September 30, 2000                           1,330,000
                                                        ----------

      Cancelled under 2000 Executive Stock Plan
        December 29, 2000                               (1,330,000)        $5.00

      Options outstanding under 2000 Executive Stock
      Plan, June 30, 2001                                        -
                                                        ==========

      Options available for grant, June 30, 2001                 -
                                                        ==========

  On December 29, 2000, the Board of Directors approved the adoption of a new stock plan and granted 1,430,000 options pursuant to this plan at an exercise price of $5.00 and a ten year term. The majority of these options vest 50% on the date of grant and 50% on May 1, 2001. The new stock plan and option grants are pending subject to shareholder approval.

  During the period ended September 30, 2000, the Company granted 375,000 warrants at an exercise price of $5.00 per share with a five year term, to several employees of GlobalNetFinancial.com, a founder and shareholder of the Company. The warrants were granted as compensation for assistance in the development of the Company, and were valued at $374,220, estimated on the issuance date using the Black-Scholes method under the following assumptions: no dividend yield, risk free interest rate of 6.26%, a 2 1/2 year term and volatility of 25%.

  During the period ended September 30, 2000, the Company granted 120,000 warrants at an exercise price of $8.00 per share with a five year term, to legal counsel for services rendered in connection with its initial private placement offering. The warrants were valued at $94,800, estimated on the issuance date using the Black-Scholes method under the following assumptions: no dividend yield, risk free interest rate of 6.26%, a five year term and volatility of 25%.

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 2000
                           (June 30, 2001 unaudited)



NOTE H - STOCK BASED COMPENSATION - Continued

  Had compensation costs for the Company's option plan been determined based on the fair value at the grant dates, as specified by SFAS No. 123, the net income would be as follows:

                                                              For the period from       For the period from
                                          For the nine         January 26, 2000          January 26, 2000
                                          months ended        (inception) through       (inception) through
                                          June 30, 2001          June 30, 2000          September 30, 2000
                                       -----------------      --------------------     --------------------
                                           (unaudited)             (unaudited)            (as restated,
                                                                                           see Note L)
      Net (loss) income as reported            N/A                    N/A                    $  87,057
      Pro forma net income including
       effect of SFAS No. 123                  N/A                    N/A                    $(150,943)
      Earnings per share as reported           N/A                    N/A                    $     .01
      Pro forma earnings per share             N/A                    N/A                    $    (.02)
      Weighted average fair value of
       options granted                         N/A                    N/A                    $     .80

  The fair values were estimated on the date of grant using the Black-Scholes method under the following assumptions:

                                                               For the period from       For the period from
                                           For the nine         January 26, 2000          January 26, 2000
                                           months ended        (inception) through       (inception) through
                                           June 30, 2001          June 30, 2000          September 30, 2000
                                        -----------------      --------------------     --------------------
                                            (unaudited)             (unaudited)
      Dividend yield                            N/A                    N/A                     $      -
      Risk-free interest rate                   N/A                    N/A                         6.00%
      Weighted average life of options          N/A                    N/A                      3 years
      Volatility                                N/A                    N/A                         0.00%

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 2000
                           (June 30, 2001 unaudited)



NOTE I - COMMITMENTS

  The Company leases office space under an operating lease which expires in 2002. Future minimum lease payments under the operating lease are as follows:

           Year ending September 30,                      Amount
         ------------------------------                --------------
               2001                                       $ 89,000
               2002                                         45,000
                                                       --------------

                                                          $134,000
                                                       ==============

  Rental expense for operating leases amounted to approximately $87,000 for the nine months ended June 30, 2001, $21,000 for the period from January 26, 2000 (inception) through June 30, 2000 and $47,000 for the period from January 26, 2000 through September 30, 2000.

  The Company has committed to invest Euro 5.0 million ($4.2 million) to an investment fund joint venture, which they will co-manage. This commitment is contingent upon the Company's bank partner obtaining funding commitments of approximately Euro 14.75 million ($12.5 million), at which time a minimum of 25% of the committed amount, or Euro 1.25 million ($1.1 million), is due by the Company.

  The Company has employment agreements with certain members of senior management and the board of directors that provide for annual compensation amounts totaling approximately $910,000.

  The Company has established an Equity Incentive Compensation Plan that provides management, as a group, 22.5% of the profits in excess of 110% of the original investment, upon the sale or disposition of securities from merchant banking activities. For the year ended September 30, 2000, the Company distributed approximately $45,000 under this plan. There were no such distributions for the nine months ended June 30, 2001.

                            San Vicente Group, Inc.
                     (formerly GlobalEuroNet Group, Inc.)

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                               September 30, 2000
                           (June 30, 2001 unaudited)



NOTE J - CONCENTRATION OF CREDIT RISK

  At June 30, 2001 and September 30, 2000, the Company's cash and cash equivalents were held primarily by one financial institution. The Company is exposed to credit loss for the amount of cash and cash equivalents in excess of the FDIC insured amount of $100,000 per financial institution in the event of nonperformance by the financial institution. The Company's cash and cash equivalents that exceeded the balance insured by the FDIC was $20,439,804 and $20,604,578 at June 30, 2001 and September 30, 2000,
  respectively. However, the Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk from cash and cash equivalents.


NOTE K - RELATED PARTY TRANSACTIONS

  As of September 30, 2000, the Company held an investment of 1,460,000 shares of New Media SPARK common stock with a market value of $1,357,216 in its portfolio. New Media SPARK is a founder of the Company. In October and November of 2000 the Company sold all of its shares in New Media SPARK and realized a net gain of $112,238.

  The payable to shareholder represents amounts due to a founding shareholder and resulted from certain operating expenses that were paid by the founding shareholder on behalf of the Company. The amount payable to shareholder was $81,029 at September 30, 2000 and was $4,814 at June 30, 2001.


NOTE L - RESTATEMENT OF SEPTEMBER 30, 2000 FINANCIAL STATEMENTS

  The financial statements at September 30, 2000 were restated to reflect increased valuations on certain warrants issued in connection with early stage activities. This resulted in stock based compensation expense of $374,220 (or decrease of $.04 per share) recorded to the statement of operations for the period ended September 30, 2000 and a corresponding increase in additional paid-in-capital at September 30, 2000. An additional $94,800 was recorded to additional paid-in-capital for services rendered in connection with the initial private placement and a corresponding decrease was recorded to the proceeds from this offering. Due to the non-deductible nature of these adjustments for income tax purposes, there is no tax effect associated with these revisions.

NOTE M - SUBSEQUENT EVENTS (unaudited)

  Effective August 23, 2001, an investee company, DigitalMarkets Limited, ceased operations and will liquidate its assets. The carrying value of this investment was $399,200 at June 30, 2001. The Company recorded an impairment loss of $399,200 at June 30, 2001 as a result of this event.

  In August 2001, one of the creditors of Infinilink, an investee in which SVGI owns 10%, notified the investee of demand for payment. The creditor indicated that if all outstanding principal and interest were not paid in full, Infinilink would be in default on its obligations totaling $295,000.

  The Company has committed to invest $2.0 million in an investment fund as a limited partner, contingent upon receipt of funding commitments of approximately $8.0 million by the fund.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

           There have been no changes in or disagreements with our accountants.




Item 15.   Financial Statements and Exhibits.

           (a) List separately all financial statements filed as part of the registration statement.

           (b)

                EXHIBIT NO.                  DESCRIPTION
                ----------------------------------------------------------------

                3.1     Certificate of Incorporation of SVGI Group, Inc.
                3.2     Bylaws of SVGI Group, Inc.

                10.1 Employment Contract of Christopher D. Jennings, as amended
                10.2    Employment Contract of Jay Matulich, as amended
                10.3    Employment Contract of John M. Dalfonsi, as amended
                10.4    Employment Agreement  of Scott Harris, as amended
                10.6    2000 Stock Incentive Plan
                10.7    Form of Stock Option Agreement
                10.8    Letter Agreement between Goren Capital Group Ltd. and
                        SVGI.
                10.9    Memorandum of Understanding between SVGI and Advicorp
                        Ltd.
                10.10 Memorandum of Understanding Between SVGI and Andrea Mandel-Mantello
                10.11   Agreement between SVGI and GlobalNet Technology Group

                21.1    Certificate of Formation of GEN, LLC

                                  SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        SAN VICENTE GROUP, INC.


Date: October 15, 2001

                                            /s/Jay Matulich
                                        By: __________________________________
                                            Jay Matulich,
                                            Co-Chief Executive Officer


                                        By: __________________________________
                                            Christopher D. Jennings,
                                            Co-Chief Executive Officer